STATEMENT OF INVESTMENTS

Dreyfus Variable Investment Fund, Appreciation Portfolio

March 31, 2007 (Unaudited)

Common Stocks--100.8%	Shares	Value ($)
Banks--3.9%		
Bank of America	291,216	14,857,840
HSBC Holdings, ADR	50,000 a	4,390,500
SunTrust Banks	126,600	10,512,864
		29,761,204
Capital Goods--7.1%		
Emerson Electric	304,800	13,133,832
Fluor	40,000	3,588,800
General Electric	1,035,500	36,615,280
		53,337,912
Consumer Durables & Apparel--1.6%		
Christian Dior	72,700 a	8,835,268
Polo Ralph Lauren	40,000 a	3,526,000
		12,361,268
Consumer Services--2.6%		
Hilton Hotels	170,000	6,113,200
McDonald's	304,500	13,717,725
		19,830,925
Diversified Financials--11.2%		
American Express	250,500	14,128,200
Ameriprise Financial	61,500	3,514,110
Capital One Financial	85,000	6,414,100
Citigroup	601,524	30,882,242
JPMorgan Chase & Co.	365,100	17,663,538
Merrill Lynch & Co.	145,500	11,882,985
		84,485,175
Energy--17.7%		
BP, ADR	80,000	5,180,000
Chevron	426,800	31,566,128
ConocoPhillips	215,000	14,695,250
Exxon Mobil	825,064	62,251,079
Occidental Petroleum	150,000	7,396,500
Royal Dutch Shell, Cl. A, ADR	59,800	3,964,740
Total, ADR	120,000	8,373,600
		133,427,297
Food & Staples Retailing--6.3%		
SYSCO	100,000	3,383,000
Wal-Mart Stores	256,700	12,052,065
Walgreen	634,900	29,135,561
Whole Foods Market	70,000 a	3,139,500
		47,710,126
Food, Beverage & Tobacco--21.3%		
Altria Group	720,400	63,258,324
Anheuser-Busch Cos.	170,100	8,583,246
Coca-Cola	650,500	31,224,000
Nestle, ADR	291,000	28,320,120

PepsiCo	443,900	28,214,284
		159,599,974
Health Care Services--.4%		
UnitedHealth Group	60,000	**3,178,200**
Household & Personal Products--4.8%		
Estee Lauder Cos., Cl. A	90,000 a	4,396,500
Procter & Gamble	500,000	31,580,000
		35,976,500
Insurance--.9%		
American International Group	100,920	**6,783,842**
Materials--1.0%		
Praxair	121,000	**7,618,160**
Media--5.5%		
McGraw-Hill Cos.	433,600	27,264,768
News, Cl. A	606,436	14,020,800
News, Cl. B	9,800	239,806
		41,525,374
Pharmaceuticals & Biotechnology--9.0%		
Abbott Laboratories	314,100	17,526,780
Eli Lilly & Co.	105,000	5,639,550
Johnson & Johnson	355,000	21,392,300
Merck & Co.	180,000	7,950,600
Pfizer	380,000	9,598,800
Roche Holding, ADR	64,000	5,659,520
		67,767,550
Retailing--1.7%		
Target	216,900	**12,853,494**
Semiconductors & Equipment--2.8%		
Intel	1,104,700	**21,132,911**
Software & Services--3.0%		
Automatic Data Processing	120,000	5,808,000
Microsoft	602,300	16,786,101
		22,594,101
Total Common Stocks		
(cost $509,954,923)		**759,944,013**

	Shares	Value ($)
Investment of Cash Collateral for		
Securities Loaned--2.2%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $16,838,904)	16,838,904 b	**16,838,904**
Total Investments (cost $526,793,827)	**103.0%**	**776,782,917**
Liabilities, Less Cash and Receivables	**(3.0%)**	**(22,856,380)**
Net Assets	**100.0%**	**753,926,537**

ADR - American Depository Receipts

a   All or a portion of these securities are on loan. At March 31, 2007, the total market value of the portfolio's securities on
      loan is $16,223,776 and the total market value of the collateral held by the portfolio is $16,838,904.
b   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual
reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Variable Investment Fund, Balanced Portfolio

March 31, 2007 (Unaudited)

Common Stocks--70.6%	Shares	Value ($)
Consumer Discretionary--8.5%		
Apollo Group, Cl. A	14,800 a	649,720
Cabela's	40,000 a,b	992,400
Career Education	22,000 a,b	671,000
Corinthian Colleges	100,000 a	1,375,000
Cost Plus	40,100 a,b	401,000
		4,089,120
Consumer Staples--6.6%		
Coca-Cola	16,000	768,000
CVS	23,300	795,462
Nestle, ADR	9,600	934,272
Wal-Mart Stores	14,400	676,080
		3,173,814
Energy--4.9%		
Chevron	16,000	1,183,360
Exxon Mobil	15,500	1,169,475
		2,352,835
Financial--14.3%		
American International Group	17,500	1,176,350
Bank of America	20,000	1,020,400
Berkshire Hathaway, Cl. A	10 a	1,089,900
Citigroup	18,700	960,058
Doral Financial	70,000 a	114,800
Fannie Mae	20,000	1,091,600
Freddie Mac	6,900	410,481
JPMorgan Chase & Co.	21,000	1,015,980
		6,879,569
Health Care--16.1%		
Amgen	10,000 a	558,800
Cardinal Health	19,000	1,386,050
Johnson & Johnson	12,000	723,120
Medtronic	24,000	1,177,440
Merck & Co.	13,300	587,461
Pfizer	45,000	1,136,700
Wright Medical Group	26,200 a	583,998
Wyeth	14,300	715,429
Zimmer Holdings	10,000 a	854,100
		7,723,098
Industrial--4.7%		
General Electric	30,000	1,060,800
Tyco International	37,500	1,183,125
		2,243,925
Information Technology--15.5%		
BISYS Group	47,000 a	538,620
Electronic Data Systems	38,000	1,051,840
First Data	26,700	718,230

Fiserv			17,700 [a]	939,162
Hewitt Associates, Cl. A			36,000 [a]	1,052,280
Microchip Technology			24,500	870,485
Microsoft			60,000	1,672,200
Western Union			28,000	614,600
				7,457,417
Total Common Stocks (cost $28,168,664)				**33,919,778**

Preferred Stocks--.8%			Shares	Value ($)
Diversified Financial Services				
Citigroup Capital VII, Cum., $1.78 (cost $404,991)			15,300	**388,238**

Bonds and Notes--27.0%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Financial Services--1.3%				
GMAC, Notes	6.75	12/1/14	135,000 [b]	132,913
International Lease Finance, Unsub. Notes	4.75	7/1/09	500,000	497,429
				630,342
Food & Beverages--2.1%				
H.J. Heinz, Notes	6.00	3/15/08	1,000,000 [b]	**1,001,100**
Health Care--1.6%				
Cardinal Health, Unscd. Notes	6.75	2/15/11	750,000	**789,284**
Oil & Gas--1.0%				
Marathon Oil, Notes	5.38	6/1/07	500,000	**499,914**
Property & Casualty Insurance--4.9%				
Berkshire Hathaway Finance, Notes	3.38	10/15/08	1,000,000	973,820
Hartford Life Insurance, Sr. Unscd. Notes, Ser. incM	5.75	9/15/13	500,000	496,623
Marsh & McLennan Cos., Sr. Notes	7.13	6/15/09	850,000 [b]	882,076
				2,352,519
Telecommunications--4.7%				
GTE Northwest, Debs., Ser. C	6.30	6/1/10	1,700,000	1,749,242
New York Telephone, Debs.	6.13	1/15/10	500,000	508,691
				2,257,933
U.S. Government Agencies--3.1%				
Federal Home Loan Banks, Bonds	4.50	7/12/10	500,000 [c]	498,783
Federal Home Loan Mortgage Corp., Notes	3.75	4/15/07	500,000	499,720
Federal Home Loan Mortgage Corp., Notes	4.75	12/8/10	500,000	498,685

				1,497,188
U.S. Government Agencies/Mortgage-Backed--.5%				
Federal Home Loan Mortgage Corp 5.50%, 9/1/34			19,881	19,711
Federal National Mortgage Association: 5.50%, 9/1/34			77,496	76,840
6.00%, 9/1/34			126,563	127,878
				224,429
U.S. Government Securities--7.8%				
U.S. Treasury Notes	6.13	8/15/07	3,750,000 [b]	**3,765,822**
Total Bonds and Notes (cost $13,245,532)				**13,018,531**

Investment of Cash Collateral for Securities Loaned--9.1%	**Shares**	**Value ($)**
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $4,398,232)	4,398,232 [d]	**4,398,232**
Total Investments (cost $46,217,419)	**107.5%**	**51,724,779**
Liabilities, Less Cash and Receivables	**(7.5%)**	**(3,593,239)**
Net Assets	**100.0%**	**48,131,540**

ADR - American Depository Receipts

a Non-income producing security.
b All or a portion of these securities are on loan. At March 31, 2007, the total market value of the portfolio's securities on loan is $4,237,543 and the total market value of the collateral held by the fund is $4,398,232.
c Variable rate security--interest rate subject to periodic change.
d Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Variable Investment Fund, Developing Leaders Portfolio

March 31, 2007 (Unaudited)

Common Stocks--99.9%	Shares	Value ($)
Commercial & Professional Services--10.5%		
ABM Industries	40,100	1,058,239
Advent Software	20,100 a,b	700,887
Agilysys	148,300	3,332,301
Anixter International	78,400 a,b	5,169,696
Cenveo	244,800 a,b	5,948,640
COMSYS IT Partners	249,800 b	4,971,020
Consolidated Graphics	30,800 a,b	2,280,740
CRA International	29,200 a,b	1,523,656
Forrester Research	51,700 a,b	1,466,212
Global Imaging Systems	33,800 b	659,100
IKON Office Solutions	378,100 a	5,433,297
John H. Harland	90,000 a	4,610,700
Kelly Services, Cl. A	49,300	1,587,460
Kforce	124,500 a,b	1,714,365
MPS Group	225,900 a,b	3,196,485
Nautilus	26,500 a	408,895
Portfolio Recovery Associates	52,900 a,b	2,361,985
ProQuest	103,100 b	927,900
Rush Enterprises, Cl. A	105,800 a,b	2,032,418
ScanSource	102,900 a,b	2,761,836
Spherion	395,300 b	3,486,546
Stamps.com	129,500 b	1,860,915
ValueClick	19,700 b	514,761
Viad	149,200	5,759,120
		63,767,174
Communications--1.2%		
Centennial Communications	72,500	596,675
Citizens Communications	69,580	1,040,221
CT Communications	227,300 a	5,477,930
USA Mobility	18,000	358,740
		7,473,566
Consumer Durables--1.7%		
Avatar Holdings	67,800 a,b	4,843,632
Fossil	60,100 b	1,590,847
THQ	122,900 a,b	4,201,951
		10,636,430
Consumer Non-Durables--3.7%		
American Greetings, Cl. A	67,000	1,555,070
Boston Beer, Cl. A	49,300 a,b	1,644,155
Imperial Sugar	200,400 a	6,719,412
K-Swiss, Cl. A	47,000	1,269,940
Kellwood	124,000 a	3,636,920
Mannatech	131,900 a	2,118,314
NBTY	35,800 a,b	1,898,832
USANA Health Sciences	81,000 a,b	3,796,470

		22,639,113
Consumer Services--4.6%		
Jack in the Box	81,500 b	5,634,095
Pinnacle Entertainment	189,800 b	5,517,486
Priceline.com	75,700 a,b	4,031,782
Ruby Tuesday	159,500	4,561,700
Sinclair Broadcast Group, Cl. A	362,200	5,595,990
World Wrestling Entertainment, Cl. A	146,700 a	2,391,210
		27,732,263
Electronic Technology--12.0%		
Advanced Energy Industries	273,200 b	5,748,128
Aeroflex	382,300 b	5,027,245
Anaren	54,800 b	965,028
Arris Group	294,300 b	4,143,744
Ceradyne	93,600 a,b	5,123,664
Coherent	113,300 a,b	3,596,142
Comtech Group	39,000 b	681,720
Cymer	128,300 b	5,330,865
Exar	325,666 b	4,311,818
Integral Systems	22,000 a	531,740
InterDigital Communications	190,400 a,b	6,029,968
Intevac	191,600 a,b	5,052,492
Mentor Graphics	244,600 b	3,996,764
Methode Electronics	66,500	982,205
MIPS Technologies	185,100 a,b	1,652,943
Newport	143,300 a,b	2,345,821
Orbital Sciences	305,400 a,b	5,723,196
Power Integrations	119,400 b	2,704,410
Semtech	38,900 b	524,372
Silicon Image	148,700 b	1,213,392
Trident Microsystems	83,400 b	1,673,004
Triumph Group	78,200 a	4,327,588
UTStarcom	84,200 a,b	698,018
Vicor	121,200	1,214,424
		73,598,691
Energy Minerals--1.3%		
EXCO Resources	123,900 a,b	2,054,262
Harvest Natural Resources	397,800 a,b	3,874,572
PetroHawk Energy	136,800 b	1,801,656
		7,730,490
Finance--22.8%		
1st Source	14,700	384,699
21st Century Insurance Group	44,200 a	937,040
AMREP	22,100 a	1,707,225
Arbor Realty Trust	130,400	3,969,376
Argonaut Group	22,200 b	718,392
Ashford Hospitality Trust	132,600	1,583,244
BankUnited Financial, Cl. A	193,900 a	4,112,619
Boston Private Financial Holdings	93,600	2,613,312
Citizens Banking	223,313 a	4,948,616
Commerce Group	189,800 a	5,701,592

Corus Bankshares	264,000 a	4,503,840
Cousins Properties	25,500	837,930
Deerfield Triarc Capital	178,200 a	2,671,218
Downey Financial	6,700 a	432,418
Equity Inns	248,300 a	4,067,154
Extra Space Storage	100,400 a	1,901,576
FelCor Lodging Trust	259,100	6,728,827
First Community Bancorp/CA	37,700 a	2,131,558
First Midwest Bancorp/IL	122,900 a	4,516,575
First Republic Bank/San Francisco, CA	40,800	2,190,960
FirstFed Financial	100,600 a,b	5,717,098
Fremont General	346,400 a	2,400,552
Getty Realty	86,100 a	2,474,514
Heritage Commerce	19,000 a	484,310
Highland Hospitality	115,100 a	2,048,780
Inland Real Estate	234,000 a	4,291,560
Innkeepers USA Trust	56,400	918,192
Knight Capital Group, Cl. A	392,700 b	6,220,368
LaSalle Hotel Properties	109,600	5,081,056
MAF Bancorp	34,600	1,430,364
National Health Investors	45,300	1,419,702
National Retail Properties	126,400 a	3,057,616
Ocwen Financial	347,100 a,b	4,467,177
Odyssey Re Holdings	132,600	5,212,506
Ohio Casualty	155,200	4,648,240
Omega Healthcare Investors	282,200	4,839,730
Pacific Capital Bancorp	129,800 a	4,169,176
Phoenix Cos.	180,700 a	2,508,116
PICO Holdings	20,800 a,b	888,368
Ramco-Gershenson Properties	83,900	2,996,069
Spirit Finance	218,500 a	3,255,650
Susquehanna Bancshares	214,100	4,964,979
TierOne	102,500 a	2,771,600
Trustco Bank NY	99,400 a	952,252
UCBH Holdings	92,200	1,716,764
Vineyard National Bancorp	19,500 a	449,280
Western Alliance Bancorp	65,800 a,b	2,042,432
Wilshire Bancorp	44,600 a	731,440
Zenith National Insurance	10,500	496,335
		139,312,397
Health Care Technology--9.3%		
Applera - Celera Genomics Group	144,700 b	2,054,740
Aspect Medical Systems	191,200 a,b	2,980,808
Auxilium Pharmaceuticals	164,400 a,b	2,413,392
BioMarin Pharmaceutical	220,800 a,b	3,811,008
Conceptus	38,400 b	768,000
Digene	73,100 a,b	3,100,171
Diversa	77,500 a,b	605,275
Geron	394,300 a,b	2,760,100
Immucor	202,500 a,b	5,959,575
IntraLase	253,700 b	6,337,426

Lifecell	50,700 a,b	1,265,979
Medicines	194,500 b	4,878,060
Mentor	29,600 a	1,361,600
OSI Pharmaceuticals	61,800 b	2,039,400
Palomar Medical Technologies	92,500 a,b	3,695,375
Progenics Pharmaceuticals	104,900 a,b	2,484,032
Savient Pharmaceuticals	282,800 b	3,399,256
Sciele Pharma	231,400 a,b	5,479,552
United Therapeutics	18,000 a,b	968,040
		56,361,789
Industrial Services--2.7%		
Grey Wolf	637,500 a,b	4,271,250
Hornbeck Offshore Services	79,000 a,b	2,263,350
Trico Marine Services	141,700 a,b	5,279,742
W-H Energy Services	95,400 b	4,458,996
		16,273,338
Non-Energy Minerals--2.8%		
Chaparral Steel	79,000	4,595,430
Olin	354,100 a	5,998,454
Steel Dynamics	150,600	6,505,920
		17,099,804
Process Industries--5.3%		
AEP Industries	56,000 a,b	2,408,000
Delta & Pine Land	64,500	2,657,400
GrafTech International	729,100 a,b	6,620,228
Headwaters	233,100 a,b	5,093,235
Myers Industries	1,900	35,492
NewMarket	6,600 a	268,422
Pioneer Cos.	12,500 b	345,500
PW Eagle	150,300 a	4,965,912
Rogers	46,500 b	2,062,275
Sensient Technologies	96,500	2,487,770
Spartech	188,400 a	5,527,656
		32,471,890
Producer Manufacturing--3.2%		
American Woodmark	113,300 a	4,164,908
FreightCar America	44,200 a	2,129,114
Gardner Denver	30,800 b	1,073,380
Genlyte Group	78,900 b	5,566,395
RBC Bearings	22,000 b	735,460
Regal-Beloit	33,900 a	1,572,282
Wabtec	113,700	3,921,513
		19,163,052
Retail Trade--6.0%		
Aeropostale	81,600 a,b	3,282,768
Asbury Automotive Group	118,500	3,347,625
Big Lots	49,000 a,b	1,532,720
Charlotte Russe Holding	177,500 b	5,124,425
Dress Barn	141,200 b	2,938,372
Finish Line, Cl. A	195,200	2,459,520
Group 1 Automotive	92,500	3,678,725
Gymboree	127,100 a,b	5,092,897

Hibbett Sports	17,550 [b]	501,755
Insight Enterprises	234,100 [a,b]	4,209,118
Systemax	131,400 [a]	2,461,122
Wild Oats Markets	110,600 [b]	2,012,920
		36,641,967
Technology Services--7.7%		
Albany Molecular Research	165,100 [b]	1,626,235
AMERIGROUP	72,700 [a,b]	2,210,080
Ansoft	84,800 [b]	2,683,072
Apria Healthcare Group	132,400 [a,b]	4,269,900
CSG Systems International	129,000 [b]	3,227,580
eCollege.com	80,400 [b]	1,443,180
Euronet Worldwide	20,400 [b]	547,944
Internap Network Services	147,000 [a,b]	2,315,250
Interwoven	18,700 [b]	316,030
Level 3 Communications	1 [a,b]	5
LHC Group	65,600 [a,b]	2,127,408
Manhattan Associates	181,000 [b]	4,964,830
Molina Healthcare	58,500 [b]	1,789,515
RealNetworks	538,000 [a,b]	4,223,300
Sykes Enterprises	290,900 [b]	5,306,016
Tyler Technologies	324,500 [b]	4,121,150
Vignette	291,400 [b]	5,411,298
		46,582,793
Transportation--2.2%		
Genesee & Wyoming, Cl. A	101,000 [b]	2,687,610
Horizon Lines	150,500	4,939,410
Saia	155,400 [b]	3,690,750
SkyWest	67,300	1,805,659
		13,123,429
Utilities--2.9%		
Avista	59,800	1,448,954
CH Energy Group	44,100 [a]	2,147,229
IDACORP	76,200 [a]	2,578,608
Laclede Group	57,000 [a]	1,771,560
MGE Energy	18,200 [a]	645,372
New Jersey Resources	114,300 [a]	5,720,715
Westar Energy	112,600	3,098,752
		17,411,190
Total Common Stocks (cost $578,180,211)		**608,019,376**

Investment of Cash Collateral for Securities Loaned--24.4%	**Shares**	**Value ($)**
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $148,271,605)	148,271,605 [c]	**148,271,605**
Total Investments (cost $726,451,816)	**124.3%**	**756,290,981**
Liabilities, Less Cash and Receivables	**(24.3%)**	**(147,968,604)**
Net Assets	**100.0%**	**608,322,377**

a All or a portion of these securities are on loan. At March 31, 2007, the total market value of the fund's securities on loan is $141,119,406 and the total market value of the collateral held by the fund is $148,271,605.

b   Non-income producing security.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS
Dreyfus Variable Investment Fund, Disciplined Stock Portfolio
March 31, 2007 (Unaudited)

Common Stocks--99.7%	Shares	Value ($)
Consumer Discretionary--8.3%		
Coach	10,060 a	503,503
Hilton Hotels	18,190	654,113
Johnson Controls	5,710	540,280
McDonald's	26,834	1,208,872
Omnicom Group	12,840	1,314,559
Ross Stores	12,880	443,072
Target	14,300	847,418
TJX Cos.	22,440	604,982
Walt Disney	31,870	1,097,284
		7,214,083
Consumer Staples--10.1%		
Altria Group	32,900	2,888,949
Cadbury Schweppes, ADR	29,460	1,513,360
Kroger	42,640	1,204,580
PepsiCo	21,100	1,341,116
SUPERVALU	24,030	938,852
Wal-Mart Stores	18,300	859,185
		8,746,042
Energy--11.2%		
Chesapeake Energy	25,420	784,970
Chevron	9,130	675,255
ConocoPhillips	35,760	2,444,196
ENSCO International	17,520	953,088
Exxon Mobil	12,000	905,400
Hess	10,040	556,919
Marathon Oil	7,770	767,909
Nabors Industries	21,420 a	635,531
National Oilwell Varco	13,500 a	1,050,165
XTO Energy	17,440	955,886
		9,729,319
Exchange Traded Funds--2.3%		
Standard & Poor's Depository Receipts (Tr. Ser. 1)	14,140	**2,007,880**
Financial--20.2%		
Allstate	8,310	499,099
Ambac Financial Group	9,480	818,977
American International Group	29,651	1,993,140
Bank of America	21,630	1,103,563
Chicago Mercantile Exchange Holdings, Cl. A	790	420,643
CIT Group	15,150	801,738
Citigroup	28,250	1,450,355
E*TRADE FINANCIAL	23,270 a	493,789
Franklin Resources	4,490	542,527
Hartford Financial Services Group	8,570	819,121
JPMorgan Chase & Co.	37,880	1,832,634
Lehman Brothers Holdings	9,480	664,264
Marshall & Ilsley	10,650	493,202
Merrill Lynch & Co.	13,930	1,137,663
MetLife	12,210	771,061
Morgan Stanley	17,660	1,390,902
PNC Financial Services Group	8,020	577,199

Wachovia	27,820	1,531,491
		17,341,368
Health Care--13.5%		
AmerisourceBergen	16,320	860,880
Amgen	19,630 a	1,096,924
Baxter International	27,150	1,429,991
Becton, Dickinson & Co.	6,260	481,331
CIGNA	5,090	726,139
Hospira	11,010 a	450,309
Pfizer	60,014	1,515,954
Sanofi-Aventis, ADR	17,820	775,348
Schering-Plough	56,250	1,434,938
Thermo Fisher Scientific	26,550 a	1,241,213
WellPoint	12,910 a	1,047,001
Zimmer Holdings	7,900 a	674,739
		11,734,767
Industrial--9.7%		
Dover	13,060	637,458
Eaton	11,730	980,159
Emerson Electric	19,220	828,190
General Electric	60,480	2,138,573
Goodrich	11,710	602,831
L-3 Communications Holdings	11,380	995,409
Textron	13,730	1,232,954
Tyco International	20,310	640,780
US Airways Group	8,110 a	368,843
		8,425,197
Information Technology--17.1%		
Accenture, Cl. A	11,220	432,419
Amphenol, Cl. A	9,310	601,147
Apple Computer	12,500 a	1,161,375
Broadcom, Cl. A	24,290 a	778,980
Cisco Systems	60,490 a	1,544,310
Cognizant Technology Solutions, Cl. A	5,960 a	526,089
Google, Cl. A	2,380 a	1,090,421
Hewlett-Packard	32,050 b	1,286,487
International Business Machines	16,450	1,550,577
Microsoft	67,870	1,891,537
National Semiconductor	32,000	772,480
Oracle	58,250 a	1,056,072
QUALCOMM	26,940 a	1,149,260
Texas Instruments	33,430	1,006,243
		14,847,397
Materials--2.3%		
Air Products & Chemicals	5,550	410,089
Allegheny Technologies	8,820	941,006
Rohm & Haas	12,700	656,844
		2,007,939
Telecommunication Services--1.6%		
AT & T	35,770	**1,410,411**
Utilities--3.4%		
PG & E	23,040	1,112,141
Sempra Energy	30,350	1,851,653
		2,963,794
Total Common Stocks		
(cost $70,096,478)		**86,428,197**

Investment of Cash Collateral for
Securities Loaned--1.4%

Registered Investment Company;

Dreyfus Institutional Cash

    Advantage Plus Fund

    (cost $1,219,914)   1,219,914 [c]   **1,219,914**

Total Investments (cost $71,316,392)	**101.1%**	**87,648,111**
Liabilities, Less Cash and Receivables	**(1.1%)**	**(936,839)**
Net Assets	**100.0%**	**86,711,272**

ADR - American Depository Receipts

a   Non-income producing security.

b   All or a portion of these securities are on loan. At March 31, 2007, the total market value of the portfolio's securities on loan is $1,194,326 and the total market value of the collateral held by the portfolio is $1,219,914.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Variable Investment Fund, Growth And Income Portfolio

March 31, 2007 (Unaudited)

Common Stocks--97.7%	Shares	Value ($)
Consumer Discretionary--8.0%		
Bed Bath & Beyond	45,986 a	1,847,258
Best Buy	94,219	4,590,350
Federated Department Stores	83,330 b	3,754,016
Gap	48,317	831,536
Home Depot	34,997	1,285,790
Walt Disney	60,766	2,092,173
		14,401,123
Consumer Staples--15.0%		
Altria Group	34,438	3,024,001
Avon Products	94,261	3,512,165
Cadbury Schweppes, ADR	22,736	1,167,948
Clorox	22,741	1,448,374
Colgate-Palmolive	57,728	3,855,653
Dean Foods	33,911	1,585,000
PepsiCo	14,366	913,103
Procter & Gamble	56,942	3,596,457
Unilever (NY Shares)	36,877	1,077,546
Wal-Mart Stores	105,148	4,936,699
Whole Foods Market	42,137	1,889,844
		27,006,790
Energy--4.5%		
Chevron	21,014	1,554,196
Exxon Mobil	65,863	4,969,363
Schlumberger	22,728	1,570,505
		8,094,064
Exchange Traded Funds--3.9%		
iShares Russell 1000 Growth Index Fund	52,649 b	2,930,443
Powershares QQQQ Trust Series 1	48,252 b	2,100,410
Standard & Poor's Depository Receipts (Tr. Ser. 1)	14,093 b	2,001,206
		7,032,059
Financial--7.1%		
American International Group	20,958	1,408,797
Bank of America	1	51
Charles Schwab	119,261 b	2,181,284
Chicago Mercantile Exchange Holdings, Cl. A	3,305	1,759,780
Citigroup	23,536	1,208,338
Goldman Sachs Group	13,489	2,787,232
Morgan Stanley	26,210	2,064,300
State Street	20,778	1,345,375
		12,755,157
Health Care--18.7%		
Allergan	24,033	2,663,337
Amylin Pharmaceuticals	50,128 a,b	1,872,782
Bristol-Myers Squibb	36,744	1,020,013
Covance	30,586 a	1,814,973
Eli Lilly & Co.	17,457	937,615
Genentech	21,882 a	1,796,950
Genzyme	14,702 a	882,414
Gilead Sciences	18,847 a	1,441,795
Johnson & Johnson	56,949	3,431,747
Medtronic	36,894	1,810,020
Pfizer	56,727	1,432,924
Pharmaceutical Product Development	29,049	978,661
Quest Diagnostics	29,032 b	1,447,826
Schering-Plough	112,880	2,879,569
Thermo Fisher Scientific	42,909 a,b	2,005,996
UnitedHealth Group	33,632	1,781,487
Wyeth	46,407	2,321,742
Zimmer Holdings	38,312 a	3,272,228
		33,792,079
Industrial--5.8%		

Empresa Brasileira de Aeronautica, ADR	27,737	1,272,019
General Electric	186,321	6,588,311
Masco	15,940 b	436,756
US Airways Group	15,584 a	708,760
Waste Management	43,137	1,484,344
		10,490,190
Information Technology--23.1%		
Apple Computer	49,392 a	4,589,011
Broadcom, Cl. A	28,709 a	920,698
Cisco Systems	217,216 a	5,545,525
Corning	86,000 a	1,955,640
Diebold	56,258	2,684,069
eBay	31,796 a	1,054,037
EMC/Massachusetts	100,989 a	1,398,698
Google, Cl. A	5,088 a	2,331,118
Hewlett-Packard	101,931 b	4,091,510
KLA-Tencor	25,995 b	1,386,053
Marvell Technology Group	132,816 a	2,232,637
Maxim Integrated Products	59,965	1,762,971
Nokia, ADR	93,374	2,140,132
SanDisk	30,283 a,b	1,326,395
Seagate Technology	68,736	1,601,549
Sun Microsystems	178,890 a	1,075,129
Texas Instruments	92,370	2,780,337
Western Union	42,004	921,988
Yahoo!	61,563 a	1,926,306
		41,723,803
Materials--.9%		
E.I. du Pont de Nemours & Co.	32,343	**1,598,714**
Software--10.7%		
Adobe Systems	120,522 a	5,025,767
Autodesk	20,651 a	776,478
Automatic Data Processing	32,441	1,570,144
Cognos	31,168 a	1,227,708
Electronic Arts	60,915 a	3,067,679
Microsoft	276,003	7,692,204
		19,359,980
Total Common Stocks		
(cost $160,902,321)		**176,253,959**
Other Investment--2.3%		
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $4,241,000)	4,241,000 c	**4,241,000**
Investment of Cash Collateral for Securities Loaned--10.6%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $19,083,274)	19,083,274 c	**19,083,274**
Total Investments (cost $184,226,595)	**110.6%**	**199,578,233**
Liabilities, Less Cash and Receivables	**(10.6%)**	**(19,163,487)**
Net Assets	**100.0%**	**180,414,746**

ADR - American Depository Receipts

a   Non-income producing security.

b   All or a portion of these securities are on loan. At March 31, 2007, the total market value of the portfolio's securities on loan is $18,574,267 and the total market value of the collateral held by the portfolio is $19,083,274.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Variable Investment Fund, International Equity Portfolio

March 31, 2007 (Unaudited)

Common Stocks--96.8%	Shares	Value ($)
Argentina--.3%		
Pampa, GDR	11,988 a	**232,115**
Australia--3.1%		
ABC Learning Centres	75,030	441,672
Telstra	245,092	923,525
Telstra (Installment Receipts)	103,115	267,646
Transurban Group	108,987	683,865
		2,316,708
Belgium--.7%		
KBC Groep	4,215	**524,129**
Brazil--6.2%		
All America Latina Logistica (Units)	78,541	949,639
Cia de Bebidas das Americas (AmBev), ADR (Preferred)	13,157	723,109
Diagnosticos da America	35,972	792,220
Gafisa	41,554	522,945
Natura Cosmeticos	56,800	637,831
Petroleo Brasileiro, ADR (Preferred)	10,676 b	953,901
		4,579,645
Canada--.4%		
Oncolytics Biotech	151,225 b	**275,097**
Chile--.6%		
Empresa Nacional de Telecomunicaciones	28,957	**415,802**
China--.8%		
Jiangsu Expressway, Cl. H	782,000	**610,468**
Colombia--.7%		
Suramericana de Inversiones	61,256	**511,707**
Finland--.7%		
Elisa	18,287	**529,719**
France--9.4%		
Alcatel-Lucent	71,974 b	846,828
AXA	14,403	610,525
L'Oreal	5,643	615,936
Sanofi-Aventis	9,695	842,893
Societe Generale	5,284	912,936
Thales	11,492	667,005
Total	13,319	932,956
Veolia Environnement	8,366	621,878
Vivendi	20,756	843,231
		6,894,188
Germany--12.4%		
Allianz	4,215	865,029
Comdirect Bank	48,522	771,781
Deutsche Boerse	5,316	1,217,567
Deutsche Post	23,460	709,956
Deutsche Postbank	8,612	750,692
Deutsche Wohnen	11,263	592,043

E.ON	11,346	1,533,593
Fresenius Medical Care & Co.	4,016	582,998
K+S	4,121	453,166
Praktiker Bau-und Heimwerkermaerkte Holding, Cl. A	22,316	787,396
Symrise	33,026 b	855,220
		9,119,441
Hong Kong--2.2%		
Esprit Holdings	80,000	934,732
Shanghai Real Estate	2,762,000	689,263
		1,623,995
Indonesia--1.2%		
Astra International	271,000	392,022
Bank Central Asia	893,000	499,101
		891,123
Ireland--1.1%		
Irish Life & Permanent	29,019	**796,413**
Italy--1.4%		
UniCredito Italiano	108,469	**1,032,130**
Japan--10.8%		
Canon	15,000	805,446
Daimaru	52,000	673,572
Japan Tobacco	171	839,878
Kao	17,000	497,519
Mitsubishi UFJ Financial Group	47	530,263
Mizuho Financial Group	130	837,002
NSD	28,400	439,425
NTT Data	98	497,960
Toyota Motor	26,500	1,697,205
Yamada Denki	12,150	1,131,671
		7,949,941
Kazakhstan--.7%		
Kazkimmertsbank, GDR	26,081 b	**505,971**
Malaysia--1.7%		
AMMB Holdings	436,400	474,581
Bursa Malaysia	235,100 b	754,768
		1,229,349
Netherlands--3.9%		
Koninklijke Philips Electronics	28,667	1,094,562
Reed Elsevier	41,306	730,374
Royal Numico	19,906	1,026,426
		2,851,362
Norway--1.0%		
Statoil	28,357	**772,041**
Russia--.8%		
Sistema JSFC, GDR	21,737	**617,331**
Singapore--2.4%		
DBS Group Holdings	55,000	775,720
Singapore Airlines	93,000	1,017,465
		1,793,185
South Africa--.9%		
MTN Group	47,871	**649,042**
South Korea--2.2%		

Hana Financial Group	10,200	527,969
LG Telecom	47,301 b	537,940
Samsung Fire & Marine Insurance	3,120	522,294
		1,588,203
Sweden--3.3%		
Nordea Bank	37,335	596,081
Skandinaviska Enskilda Banken, Cl. A	17,800	569,655
Tele2, Cl. B	31,271	512,698
Telefonaktiebolaget LM Ericsson, Cl. B	197,642	727,322
		2,405,756
Switzerland--11.3%		
Compagnie Financiere Richemont, Cl. A	12,791	714,937
Nestle	4,884	1,901,253
Nobel Biocare Holding	2,279	830,466
Novartis	33,884	1,942,679
Roche Holding	8,490	1,501,481
Syngenta	3,954 b	756,194
Synthes	5,719	705,643
		8,352,653
Taiwan--.7%		
Fubon Financial Holding, GDR	56,332	**506,988**
Thailand--1.4%		
Bangkok Bank	142,600	501,988
Siam Commercial Bank	253,800	537,645
		1,039,633
United Kingdom--14.5%		
Anglo American	22,139	1,166,060
BP	102,651	1,114,851
British American Tobacco	38,991	1,218,998
Cable & Wireless	173,601	569,039
GlaxoSmithKline	57,682	1,585,446
ICAP	133,199	1,390,276
Smith & Nephew	62,267	791,417
Standard Chartered	41,842	1,205,225
Vodafone Group	354,619	945,401
Xstrata	12,178	625,841
		10,612,554
Total Common Stocks (cost $58,837,782)		**71,226,689**

Preferred Stocks--2.0%	**Shares**	**Value ($)**
Germany--1.0%		
Henkel	5,143	**760,546**
Italy--1.0%		
Unipol	203,275	**742,481**
Total Preferred Stocks (cost $1,204,062)		**1,503,027**
Total Investments (cost $60,041,844)	**98.8%**	**72,729,716**
Cash and Receivables (Net)	**1.2%**	**874,448**
Net Assets	**100.0%**	**73,604,164**

ADR - American Depository Receipts

GDR - Global Depository Receipts

a   The value of this security has been determined in good faith under the direction of the Board of Trustees.

b   Non-income producing security.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and sem annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Variable Investment Fund, International Value Portfolio

March 31, 2007 (Unaudited)

Common Stocks--96.1%	Shares	Value ($)
Australia--3.6%		
Amcor	270,307	1,650,205
Insurance Australia Group	119,141	564,537
National Australia Bank	47,030	1,536,350
Suncorp-Metway	71,676	1,205,510
Tabcorp Holdings	107,503	1,433,425
Telstra	233,340	879,243
		7,269,270
Belgium--.9%		
Fortis	41,920	**1,913,539**
Brazil--1.0%		
Petroleo Brasileiro, ADR	7,290	725,428
Tele Norte Leste Participacoes, ADR	94,350	1,305,804
		2,031,232
Finland--1.7%		
M-real, Cl. B	29,740	231,157
Nokia	69,080	1,589,577
Nokia, ADR	20,790	476,507
UPM-Kymmene	42,088	1,071,897
		3,369,138
France--10.1%		
BNP Paribas	21,030	2,196,010
Credit Agricole	54,543	2,126,263
France Telecom	102,660	2,710,515
Lagardere	23,200	1,785,895
Peugeot	14,210	1,001,251
Sanofi-Aventis	54,280	4,719,160
Thomson	68,860 a	1,325,180
Total	53,850	3,772,030
Total, ADR	2,690	187,708
Valeo	10,968	643,183
		20,467,195
Germany--8.1%		
Adidas	33,440	1,823,879
Allianz	5,100	1,046,654
Bayerische Motoren Werke	4,300	253,997
Deutsche Bank	4,370	587,991
Deutsche Post	97,510	2,950,890
Deutsche Telekom	121,920	2,014,135
E.ON	13,709	1,852,990
Hannover Rueckversicherung	23,900	1,062,884
Heidelberger Druckmaschinen	7,360	337,144
Medion	9,600	129,105
Muenchener Rueckversicherungs	8,980	1,518,407
Siemens	25,960	2,773,566
		16,351,642

Greece--.8%

Public Power	69,050	**1,689,402**

Hong Kong--1.5%

BOC Hong Kong Holdings	399,500	968,330
Citic 1616	5,625 b	1,872
CITIC Pacific	85,500 a	316,221
HongKong Electric Holdings	19,000	97,505
Hutchison Whampoa	137,900	1,325,351
Johnson Electric Holdings	411,000	272,983
		2,982,262

Ireland--.3%

Bank of Ireland	30,716	**661,262**

Israel--.7%

Teva Pharmaceutical Industries, ADR	37,570	**1,406,245**

Italy--4.2%

ENI	49,835	1,621,271
Mediaset	208,400	2,266,902
Saras	211,010	1,238,528
UniCredito Italiano	201,470	1,917,075
Unipol	356,220	1,377,244
		8,421,020

Japan--24.0%

77 Bank	165,500	1,079,607
Aeon	145,100	2,892,522
Aiful	15,062	466,355
Astellas Pharma	23,600	1,016,991
Canon	12,159	652,895
Credit Saison	19,800	651,686
Dentsu	833	2,331,849
FUJIFILM Holdings	37,000	1,512,830
Funai Electric	7,100	677,567
Hino Motors	287,100	1,529,447
JS Group	48,100	1,042,503
Kao	25,000	731,645
Kuraray	74,900	808,820
Lawson	22,300	856,928
Matsumotokiyoshi	43,140	988,065
Mitsubishi	61,100	1,417,555
Mitsubishi UFJ Financial Group	274	3,091,318
Mitsui Trust Holdings	95,800	944,307
Nippon Express	411,000	2,576,486
Nippon Paper Group	377	1,339,975
Nissan Motor	207,400	2,222,049
NOK	79,500	1,352,144
Nomura Holdings	59,500	1,239,110
Ricoh	84,900	1,912,114
Rinnai	1,300	34,627
Rohm	31,900	2,892,743
Sankyo	4,700	206,523
Sekisui Chemical	212,600	1,693,442
Sekisui House	132,200	2,056,706
SFCG	3,508	625,509

Shinsei Bank	232,200	1,112,890
Sumitomo Mitsui Financial Group	419	3,803,113
Takefuji	12,910	517,999
Teijin	201,200	1,134,988
THK	34,700	816,834
		48,230,142
Mexico--.7%		
Coca-Cola Femsa, ADR	21,800	787,416
Telefonos de Mexico, ADR, Ser. L	21,222	708,815
		1,496,231
Netherlands--3.8%		
ABN AMRO Holding	23,939	1,030,091
Aegon	84,285	1,679,434
Koninklijke Philips Electronics	29,480	1,125,604
Royal Dutch Shell, Cl. A	90,770	3,018,461
Vedior	34,500	765,762
		7,619,352
Singapore--1.7%		
DBS Group Holdings	162,830	2,296,554
United Overseas Bank	85,800	1,187,504
		3,484,058
South Africa--.5%		
Nedbank Group	53,525	**1,038,820**
South Korea--1.8%		
Korea Electric Power, ADR	39,620	792,400
KT, ADR	28,230	632,070
LG Electronics	15,920	1,086,320
Samsung Electronics	310	185,502
SK Telecom, ADR	43,070	1,008,699
		3,704,991
Spain--1.5%		
Banco Santander Central Hispano	80,800	1,441,656
Repsol YPF	33,740	1,147,222
Repsol YPF, ADR	14,670	492,032
		3,080,910
Sweden--.5%		
Svenska Cellulosa, Cl. B	4,530	242,596
Telefonaktiebolaget LM Ericsson, ADR	5,140	190,643
Telefonaktiebolaget LM Ericsson, Cl. B	163,900	603,152
		1,036,391
Switzerland--6.4%		
Ciba Specialty Chemicals	35,716	2,351,786
Clariant	47,560 a	815,683
Nestle	5,345	2,080,712
Novartis	81,160	4,653,164
Swiss Reinsurance	12,210	1,114,839
UBS	33,380	1,982,427
		12,998,611
Taiwan--.6%		
United Microelectronics, ADR	367,017	**1,167,114**
United Kingdom--21.7%		
BHP Billiton	72,420	1,614,370

BP	412,874	4,484,059
British Energy Group	85,664 [a]	821,230
Centrica	137,960	1,049,101
Debenhams	372,920	1,280,342
Friends Provident	359,530	1,361,697
GlaxoSmithKline	163,832	4,503,082
HBOS	73,234	1,508,600
HSBC Holdings	258,383	4,521,938
Old Mutual	501,810	1,620,178
Reed Elsevier	150,400	1,797,665
Rentokil Initial	719,930	2,308,834
Rexam	86,920	940,583
Rio Tinto	2,100	119,903
Royal Bank of Scotland Group	90,529	3,533,818
Royal Dutch Shell, Cl. A	11,996	399,112
SABMiller	95,850	2,102,721
Smiths Group	56,060	1,133,864
Trinity Mirror	117,210	1,226,849
Unilever	151,402	4,560,595
Vodafone Group	983,068	2,620,822
		43,509,363
Total Common Stocks (cost $170,251,916)		**193,928,190**

Preferred Stocks--.3%	Shares	Value ($)
Germany		
Henkel (cost $643,437)	4,510	**666,938**

Other Investment--4.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $8,880,000)	8,880,000 [c]	**8,880,000**
Total Investments (cost $179,775,353)	**100.8%**	**203,475,128**
Liabilities, Less Cash and Receivables	**(.8%)**	**(1,676,174)**
Net Assets	**100.0%**	**201,798,954**

ADR - American Depository Receipts

a Non-income producing security.

b The value of this security has been determined in good faith under the direction of the Board of Trustees.

c Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Variable Investment Fund, Limited Term High Yield Portfolio

March 31, 2007 (Unaudited)

Bonds and Notes--95.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Advertising--.2%				
Lamar Media,				
Sr. Unscd. Notes	6.63	8/15/15	35,000	**34,300**
Aerospace & Defense--1.2%				
DRS Technologies,				
Gtd. Notes	6.88	11/1/13	29,000	29,435
L-3 Communications,				
Gtd. Bonds	3.00	8/1/35	35,000	37,538
L-3 Communications,				
Gtd. Notes, Ser. B	6.38	10/15/15	100,000	99,625
L-3 Communications,				
Gtd. Notes	7.63	6/15/12	75,000	77,625
				244,223
Agricultural--.3%				
Alliance One International,				
Gtd. Notes	11.00	5/15/12	55,000	**60,775**
Airlines--.4%				
United AirLines,				
Pass-Through Ctfs., Ser. 00-2	7.81	4/1/11	73,641	**84,181**
Automobile Manufacturers--1.7%				
Ford Motor,				
Debs.	6.50	8/1/18	85,000 a	68,213
Ford Motor,				
Unscd. Notes	7.45	7/16/31	220,000 a	171,325
General Motors,				
Notes	7.20	1/15/11	125,000	119,062
				358,600
Automotive, Trucks & Parts--1.5%				
Goodyear Tire & Rubber,				
Sr. Notes	9.00	7/1/15	110,000	121,275
Tenneco Automotive,				
Gtd. Note	8.63	11/15/14	95,000 a	99,513
United Components,				
Sr. Sub. Notes	9.38	6/15/13	83,000	86,320
				307,108
Building & Construction--1.5%				
D.R. Horton,				
Gtd. Notes	8.50	4/15/12	65,000	67,644
Goodman Global Holdings,				
Gtd. Notes	7.88	12/15/12	29,000	29,290
Goodman Global Holdings,				
Gtd. Notes, Ser. B	8.36	6/15/12	89,000 b	89,890
KB Home,				
Gtd. Notes	5.75	2/1/14	55,000	49,441
Nortek,				
Sr. Sub. Notes	8.50	9/1/14	85,000	83,088
				319,353
Cable & Media--.8%				
CCH I Holdings,				
Gtd. Notes	9.92	4/1/14	180,000 a	**161,100**
Chemicals--2.8%				
Airgas,				
Gtd. Notes	6.25	7/15/14	75,000	74,625
CPG International I,				

	Sr. Unscd. Notes		10.50	7/1/13	65,000	68,575
Huntsman,					
	Gtd. Notes		11.63	10/15/10	14,000	15,243
Ineos Group Holdings,					
	Sr. Sub. Notes		8.50	2/15/16	165,000 a,c	158,812
Lyondell Chemical,					
	Gtd. Notes		8.00	9/15/14	80,000	84,200
Nalco,					
	Sr. Sub. Notes		8.88	11/15/13	100,000	106,750
Rockwood Specialties Group,					
	Gtd. Notes		10.63	5/15/11	70,000	74,200
						582,405

Commercial & Professional Services--2.4%

Aramark,					
	Sr. Notes		8.50	2/1/15	60,000 c	62,700
Aramark,					
	Sr. Notes		8.86	2/1/15	30,000 b,c	30,975
Corrections Corp. of America,					
	Gtd. Notes		6.25	3/15/13	100,000	100,500
Education Management/Finance,					
	Gtd. Notes		8.75	6/1/14	60,000	63,450
Education Management/Finance,					
	Gtd. Notes		10.25	6/1/16	85,000	92,650
Hertz,					
	Gtd. Notes		8.88	1/1/14	65,000	70,363
Hertz,					
	Gtd. Notes		10.50	1/1/16	30,000	34,350
Williams Scotsman,					
	Gtd. Notes		8.50	10/1/15	35,000	36,838
						491,826

Commercial Mortgage Pass-Through Ctfs.--.5%

Global Signal Trust,					
	Ser. 2006-1, Cl. F		7.04	2/15/36	95,000 c	**96,067**

Communications--.4%

Cricket Communications I,					
	Sr. Notes		9.38	11/1/14	70,000 c	**74,550**

Consumer Products--1.0%

Chattem,					
	Sr. Sub. Notes		7.00	3/1/14	35,000	34,913
Playtex Products,					
	Gtd. Notes		9.38	6/1/11	160,000	166,200
						201,113

Containers-Paper--.4%

Stone Container,					
	Sr. Notes		8.00	3/15/17	75,000 c	**73,688**

Diversified Financial Services--11.2%

BCP Crystal U.S. Holdings,					
	Sr. Sub. Notes		9.63	6/15/14	155,000	176,843
CCM Merger,					
	Notes		8.00	8/1/13	70,000 a,c	70,700
Chevy Chase Bank,					
	Sub. Notes		6.88	12/1/13	265,000	279,575
Consolidated Communications					
	Illinois/Texas Holdings, Sr.					
	Notes		9.75	4/1/12	65,000	69,143
E*TRADE FINANCIAL,					
	Sr. Unscd. Notes		8.00	6/15/11	25,000	26,437
FCE Bank,					
	Notes	EUR	4.91	9/30/09	185,000 b,d	241,402
Ford Motor Credit,					

Notes		5.63	10/1/08	120,000	117,631
Ford Motor Credit,					
Unscd. Notes		6.18	9/28/07	50,000 b	50,004
Ford Motor Credit,					
Sr. Unscd. Notes		9.75	9/15/10	101,000 c	106,465
General Motors Acceptance					
International Finance, Gtd.					
Notes	EUR	4.38	10/31/07	120,000 d	159,804
GMAC,					
Sr. Unsub. Notes	EUR	5.38	6/6/11	80,000 d	104,979
GMAC,					
Notes		6.13	1/22/08	90,000 a	89,910
GMAC,					
Unsub. Notes		7.75	1/19/10	230,000	236,223
Idearc,					
Sr. Notes		8.00	11/15/16	155,000 c	160,231
K & F Acquisition,					
Gtd. Notes		7.75	11/15/14	35,000	37,362
Kansas City Southern Railway,					
Gtd. Notes		7.50	6/15/09	35,000	35,962
Leucadia National,					
Sr. Unscd. Notes		7.00	8/15/13	75,000	75,750
Nell,					
Gtd. Notes		8.38	8/15/15	150,000 a,c	157,125
Residential Capital,					
Gtd. Notes		6.88	6/30/15	55,000 a	55,577
Stena,					
Sr. Notes		7.50	11/1/13	66,000	67,320
UCI Holdco,					
Sr. Notes		12.35	12/15/13	51,460 b,c	51,331
					2,369,774
Diversified Manufacturing--.5%					
Bombardier,					
Sr. Uscd. Notes		8.00	11/15/14	75,000 a,c	78,000
RBS Global & Rexnord,					
Gtd. Notes		9.50	8/1/14	20,000	20,900
					98,900
Diversified Metals & Mining--1.7%					
Consol Energy,					
Gtd. Notes		7.88	3/1/12	98,000	104,860
CSN Islands IX,					
Gtd. Notes		10.50	1/15/15	85,000 b,c	100,725
Freeport-McMoRan Copper & Gold,					
Sr. Notes		6.88	2/1/14	90,000	92,812
Gibraltar Industries,					
Gtd. Notes, Ser. B		8.00	12/1/15	60,000 b	60,900
					359,297
Electric Utilities--7.7%					
AES,					
Sr. Unsub. Notes		8.88	2/15/11	450,000	486,000
AES,					
Sr. Notes		9.38	9/15/10	75,000	81,938
Edison Mission Energy,					
Sr. Unscd. Notes		7.50	6/15/13	80,000 a	83,000
Mirant Americas Generation,					
Sr. Unscd. Notes		8.30	5/1/11	100,000	103,000
Mirant North America,					
Gtd. Notes		7.38	12/31/13	260,000	267,800
Nevada Power,					
Mortgage Notes, Ser. A		8.25	6/1/11	70,000	77,323

NRG Energy,					
Gtd. Notes		7.25	2/1/14	70,000	71,925
NRG Energy,					
Gtd. Notes		7.38	1/15/17	35,000	36,006
Reliant Energy,					
Scd. Notes		9.25	7/15/10	163,000	172,576
Reliant Energy,					
Scd. Notes		9.50	7/15/13	85,000	92,969
Sierra Pacific Resources,					
Sr. Unscd. Notes		8.63	3/15/14	119,000 a	129,321
					1,601,858
Electrical Components & Equipment--.5%					
NXP/Funding,					
Scd. Bonds		7.88	10/15/14	110,000 c	**114,125**
Environmental Control--1.8%					
Allied Waste North America,					
Gtd. Notes, Ser. B		9.25	9/1/12	37,000	39,220
Allied Waste of North America,					
Gtd. Notes		6.88	6/1/17	300,000	302,250
WCA Waste,					
Gtd. Notes		9.25	6/15/14	35,000	37,363
					378,833
Food & Beverages--2.3%					
Dean Foods,					
Gtd. Notes		7.00	6/1/16	65,000	65,568
Del Monte,					
Sr. Sub. Notes		8.63	12/15/12	62,000	64,790
Dole Food,					
Sr. Notes		8.63	5/1/09	49,000 b	49,122
Dole Food,					
Debs.		8.75	7/15/13	46,000 a	44,505
Dole Food,					
Gtd. Notes		8.88	3/15/11	32,000 a	31,760
Smithfield Foods,					
Sr. Unscd. Notes		7.00	8/1/11	60,000	61,125
Stater Brothers Holdings,					
Sr. Notes		8.13	6/15/12	115,000	119,025
Stater Brothers Holdings,					
Sr. Notes		8.85	6/15/10	50,000 b	51,000
					486,895
Foreign/Governmental--.9%					
Federal Republic of Brazil,					
Unscd. Bonds	BRL	12.50	1/5/16	325,000 a,d	**180,748**
Health Care--4.4%					
DaVita,					
Gtd. Notes		7.25	3/15/15	100,000 a	101,625
HCA,					
Sr. Unscd. Notes		6.95	5/1/12	115,000 a	111,262
HCA,					
Sr. Unscd. Notes		8.75	9/1/10	120,000	126,150
HCA,					
Scd. Notes		9.13	11/15/14	20,000 c	21,425
HCA,					
Scd. Notes		9.25	11/15/16	85,000 c	91,906
Psychiatric Solutions,					
Gtd. Notes		7.75	7/15/15	80,000	81,600
Tenet Healthcare,					
Sr. Notes		9.88	7/1/14	171,000	173,565
Triad Hospitals,					
Sr. Sub. Notes		7.00	11/15/13	201,000	210,799

				918,332
Lodging & Entertainment--9.3%				
Cinemark,				
Sr. Discount Notes	9.75	3/15/14	225,000 e	207,000
Gaylord Entertainment,				
Gtd. Notes	6.75	11/15/14	90,000	88,087
Isle of Capri Casinos,				
Gtd. Notes	9.00	3/15/12	57,000	59,707
Leslie's Poolmart,				
Sr. Notes	7.75	2/1/13	55,000	55,825
Marquee Holdings,				
Sr. Discount Notes	12.00	8/15/14	40,000 a,e	35,300
MGM Mirage,				
Gtd. Notes	8.38	2/1/11	30,000	31,725
MGM Mirage,				
Gtd. Notes	8.50	9/15/10	99,000	106,301
Mohegan Tribal Gaming Authority,				
Sr. Unscd. Notes	6.13	2/15/13	95,000	94,050
Mohegan Tribal Gaming Authority,				
Gtd. Notes	6.38	7/15/09	157,000	157,000
Mohegan Tribal Gaming Authority,				
Sr. Sub. Notes	8.00	4/1/12	85,000	88,613
Penn National Gaming,				
Gtd. Notes	6.88	12/1/11	80,000	80,400
Pokagon Gaming Authority,				
Sr. Notes	10.38	6/15/14	185,000 c	204,888
Resorts International Hotel &				
Casino, First Mortgage Notes	11.50	3/15/09	30,000	31,950
Royal Caribbean Cruises,				
Sr. Notes	8.75	2/2/11	124,000	136,399
Scientific Games,				
Gtd. Notes	6.25	12/15/12	130,000	128,050
Seneca Gaming,				
Sr. Unscd. Notes, Ser. B	7.25	5/1/12	60,000	60,675
Speedway Motorsports,				
Sr. Sub. Notes	6.75	6/1/13	150,000	149,625
Wimar OpCo,				
Sr. Sub. Notes	9.63	12/15/14	230,000 c	232,013
				1,947,608
Machinery--1.9%				
Columbus McKinnon,				
Sr. Sub. Notes	8.88	11/1/13	40,000 a	42,600
Douglas Dynamics,				
Gtd. Notes	7.75	1/15/12	175,000 c	163,625
Terex,				
Gtd. Notes	7.38	1/15/14	190,000	196,650
				402,875
Manufacturing--1.7%				
Bombardier,				
Notes	6.30	5/1/14	100,000 c	95,500
J.B. Poindexter & Co.,				
Gtd. Notes	8.75	3/15/14	80,000	75,000
Polypore International,				
Sr. Discount Notes	10.50	10/1/12	131,000 a,e	123,140
RBS Global/Rexnord,				
Gtd. Notes	11.75	8/1/16	50,000 a	53,938
				347,578
Media--4.2%				
Adelphia Escrow,				
Notes	7.75	1/15/09	103,000 f	34,763

CSC Holdings,				
Sr. Notes	6.75	4/15/12	66,000 b,c	65,835
CSC Holdings,				
Sr. Notes, Ser. B	8.13	7/15/09	100,000	104,000
Dex Media East/Finance,				
Gtd. Notes	12.13	11/15/12	207,000	226,923
Dex Media West/Finance,				
Gtd. Notes, Ser. B	9.88	8/15/13	153,000	167,726
Kabel Deutschland,				
Gtd. Notes	10.63	7/1/14	87,000	97,440
Nexstar Finance Holdings,				
Sr. Discount Notes	11.38	4/1/13	63,000 e	61,268
Nexstar Finance,				
Gtd. Notes	7.00	1/15/14	20,000	19,300
Pegasus Communications,				
Sr. Notes, Ser. B	12.50	8/1/07	123,996 f	9,300
Radio One,				
Gtd. Notes, Ser. B	8.88	7/1/11	90,000	93,262
				879,817
Oil & Gas--6.9%				
Chesapeake Energy,				
Gtd. Notes	7.00	8/15/14	70,000	72,450
Chesapeake Energy,				
Gtd. Notes	7.63	7/15/13	20,000	21,350
Colorado Interstate Gas,				
Sr. Unscd. Notes	5.95	3/15/15	75,000	75,843
Dynegy Holdings,				
Sr. Unscd. Notes	8.38	5/1/16	175,000	182,875
El Paso Production Holding,				
Gtd. Notes	7.75	6/1/13	109,000	114,450
Hanover Compressor,				
Gtd. Notes	8.63	12/15/10	66,000	69,630
Hanover Compressor,				
Sr. Unscd. Notes	9.00	6/1/14	84,000	91,350
Hanover Equipment Trust,				
Gtd. Notes, Ser. A	8.50	9/1/08	114,000 b	115,140
Hanover Equipment Trust,				
Scd. Notes, Ser. B	8.75	9/1/11	11,000 a,b	11,495
McMoRan Exploration,				
Sr. Notes	5.25	10/6/11	57,000 c	60,848
Northwest Pipeline,				
Gtd. Notes	8.13	3/1/10	155,000	162,072
Whiting Petroleum,				
Gtd. Notes	7.25	5/1/13	155,000	153,063
Williams Cos.,				
Sr. Unscd. Notes	7.13	9/1/11	100,000	105,250
Williams Cos.,				
Notes	7.36	10/1/10	100,000 a,b,c	103,875
Williams Cos.,				
Sr. Unscd. Notes	7.88	9/1/21	85,000	93,925
				1,433,616
Packaging & Containers--6.0%				
Berry Plastics Holding,				
Scd. Notes	8.88	9/15/14	35,000	35,962
Berry Plastics Holding,				
Scd. Notes	9.23	9/15/14	15,000 b	15,450
Crown Americas/Capital,				
Gtd. Notes	7.63	11/15/13	270,000	279,113
Crown Americas/Capital,				
Gtd. Notes	7.75	11/15/15	255,000	266,475

Norampac,					
Gtd. Notes		6.75	6/1/13	115,000 a	114,281
Owens Brockway Glass Container,					
Gtd. Notes		6.75	12/1/14	28,000	27,860
Owens Brockway Glass Container,					
Gtd. Notes		7.75	5/15/11	60,000	62,250
Owens Brockway Glass Container,					
Gtd. Notes		8.25	5/15/13	30,000	31,425
Owens Brockway Glass Container,					
Gtd. Notes		8.75	11/15/12	9,000	9,518
Owens Brockway Glass Container,					
Gtd. Notes		8.88	2/15/09	44,000	45,100
Owens-Illinois,					
Debs.		7.80	5/15/18	175,000	179,812
Plastipak Holdings,					
Sr. Notes		8.50	12/15/15	150,000 c	159,750
Solo Cup,					
Gtd. Notes		8.50	2/15/14	20,000 a	17,125
					1,244,121
Paper & Forest Products--1.3%					
Georgia-Pacific,					
Gtd. Notes		7.00	1/15/15	220,000 c	222,200
Georgia-Pacific,					
Sr. Unscd. Notes		8.00	1/15/24	55,000	55,550
					277,750
Property & Casualty Insurance--.5%					
Allmerica Financial,					
Debs.		7.63	10/15/25	100,000	**107,894**
Real Estate Investment Trusts--1.2%					
B.F. Saul REIT,					
Scd. Notes		7.50	3/1/14	100,000	102,000
Host Marriott,					
Gtd. Notes, Ser. M		7.00	8/15/12	150,000	153,563
					255,563
Retail--1.5%					
Amerigas Partners,					
Sr. Unscd. Notes		7.25	5/20/15	80,000	81,200
Central European Distribution,					
Scd. Bonds	EUR	8.00	7/25/12	45,000 c,d	65,356
Neiman-Marcus Group,					
Gtd. Notes		9.00	10/15/15	40,000	44,000
Rite Aid,					
Unscd. Notes		8.13	5/1/10	70,000	72,275
VICORP Restaurants,					
Gtd. Notes		10.50	4/15/11	64,000	58,400
					321,231
State/Territory Gen Oblg--1.7%					
Erie Tobacco Asset					
Securitization/NY, Tobacco					
Settlement Asset-Backed Bonds		6.00	6/1/28	25,000	25,125
Michigan Tobacco Settlement					
Finance Authority, Tobacco					
Settlement Asset-Backed Bonds		7.31	6/1/34	135,000	141,448
Tobacco Settlement Authority of					
Iowa, Tobacco Settlement					
Asset-Backed Bonds		6.50	6/1/23	195,000	194,397
					360,970
Technology--1.5%					
Freescale Semiconductor,					
Sr. Notes		8.88	12/15/14	180,000 c	181,125

Freescale Semiconductor,					
Sr. Sub. Notes		10.13	12/15/16	50,000 a,c	50,375
Sensata Technologies,					
Gtd. Notes	EUR	9.00	5/1/16	50,000 d	71,975
					303,475
Telecommunications--9.7%					
American Tower,					
Sr. Notes		7.13	10/15/12	86,000	89,010
Intelsat Bermuda,					
Sr. Notes		11.25	6/15/16	145,000 c	165,300
Intelsat Corp,					
Gtd. Notes		9.00	6/15/16	20,000 c	22,125
Intelsat Subsidiary Holding,					
Sr. Notes		8.25	1/15/13	105,000 b	109,987
Level 3 Financing,					
Sr. Notes		9.15	2/15/15	75,000 b,c	75,938
Level 3 Financing,					
Sr. Notes		9.25	11/1/14	65,000 c	67,113
Metropcs Wireless,					
Sr. Notes		9.25	11/1/14	60,000 c	63,750
Nordic Telephone Holdings,					
Scd. Notes	EUR	8.25	5/1/16	100,000 c,d	145,903
Qwest Communications					
International, Gtd. Notes,					
Ser. B		7.50	2/15/14	255,000 a	263,925
Qwest,					
Bank Note, Ser. B		6.95	6/30/10	8,000 b	8,250
Qwest,					
Bank Note, Ser. B		6.95	6/30/10	42,000 b	43,313
Qwest,					
Sr. Notes		7.88	9/1/11	55,000	58,712
Qwest,					
Sr. Notes		8.60	6/15/13	50,000 b	54,750
Rogers Wireless,					
Gtd. Notes		7.25	12/15/12	150,000	161,062
US Unwired,					
Gtd. Notes, Ser. B		10.00	6/15/12	142,000 a	155,106
Wind Acquisition Finance,					
Scd. Bonds		10.75	12/1/15	35,000 c	40,250
Windstream,					
Gtd. Notes		8.13	8/1/13	370,000	402,375
Windstream,					
Gtd. Notes		8.63	8/1/16	110,000	120,863
					2,047,732
Textiles & Apparel--1.3%					
Invista,					
Notes		9.25	5/1/12	260,000 c	**278,200**
Transportation--.1%					
Kansas City Southern of Mexico,					
Sr. Notes		7.63	12/1/13	20,000 c	**20,275**
Wire & Cable Products--.2%					
Belden CDT,					
Sr. Sub. Notes		7.00	3/15/17	35,000 c	**35,876**
Total Bonds and Notes					
(cost $19,535,312)					**19,862,632**

Preferred Stocks--2.0%	Shares	Value ($)
Banks--1.1%		
Sovereign Capital Trust IV,		
Conv., Cum. $2.1875	4,850	**241,288**

Media--.9%

ION Media Networks,		
Conv.	17 c,g	70,151
Spanish Broadcasting System,		
Ser. B, Cum. $107.505	98	107,869
		178,020
Total Preferred Stocks		
(cost $493,860)		**419,308**

Common Stocks--1.5%

Aerospace & Defense--.1%		
GenCorp	1,550 a,g	**21,452**
Building & Construction--.3%		
Owens Corning	2,010 a,g	**64,039**
Cable & Media--.3%		
Time Warner Cable	1,529 g	**57,282**
Chemicals--.1%		
Huntsman	626	**11,950**
Energy--.2%		
Newfield Exploration	845 g	**35,245**
Health Care--.1%		
Psychiatric Solutions	585 g	**23,581**
Hotels, Restaurants & Leisure--.1%		
FelCor Lodging Trust	960	**24,931**
Media--.0%		
Adelphia Recovery Trust	100,924 g	**7,065**
Oil & Gas--.3%		
Williams Cos.	2,111	**60,079**
Total Common Stocks		
(cost $295,930)		**305,624**

Investment of Cash Collateral for Securities Loaned--13.8%

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $2,887,712)	2,887,712 h	**2,887,712**

Total Investments (cost $23,212,814)	**112.4%**	**23,475,276**
Liabilities, Less Cash and Receivables	**(12.4%)**	**(2,591,240)**
Net Assets	**100.0%**	**20,884,036**

a   All or a portion of these securities are on loan. At March 31, 2007, the total market value of the portfolio's securities on loan is $2,747,234 and the total market value of the collateral held by the portfolio is $2,887,712.

b   Variable rate security--interest rate subject to periodic change.

c   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2007, these securities amounted to $4,039,096 or 19.3% of net assets.

d   Principal amount stated in U.S. Dollars unless otherwise noted.
    BRL--Brazilian Real
    EUR--Euro

e   Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

f   Non-income producing--security in default.

g   Non-income producing security.

h   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Variable Investment Fund, Money Market Portfolio

March 31, 2007 (Unaudited)

Negotiable Bank Certificates of Deposit--9.0%	Principal Amount ($)	Value ($)
Union Bank of California, N.A.		
5.32%, 7/20/07	5,000,000	5,000,000
Washington Mutual Bank		
5.33%, 5/1/07	5,000,000	4,999,974
Wilmington Trust Co., DE		
5.32%, 6/7/07	5,000,000	5,000,046
Total Negotiable Bank Certificates of Deposit		
(cost $15,000,020)		**15,000,020**
Commercial Paper--75.9%		
Abbey National North America LLC		
5.31%, 6/7/07	5,000,000	4,951,425
Alpine Securitization Corp.		
5.41%, 4/2/07	6,000,000 a	5,999,098
Amstel Funding Corp.		
5.30%, 6/5/07	5,000,000 a	4,952,785
Aquinas Funding LLC		
5.40%, 4/2/07	6,000,000 a	5,999,100
Atlantis One Funding Corp.		
5.31%, 6/21/07	5,000,000 a	4,941,106
Bank of America Corp.		
5.29%, 6/15/07	2,000,000	1,978,292
BNP Paribas Finance Inc.		
5.25%, 6/6/07	5,000,000	4,953,112
Bryant Park Funding LLC		
5.29%, 5/4/07	5,000,000 a	4,975,983
CHARTA LLC		
5.31%, 5/24/07	5,000,000 a	4,961,428
CRC Funding LLC		
5.31%, 5/22/07	5,000,000 a	4,962,919
FCAR Owner Trust, Ser. I		
5.32%, 5/8/07	5,000,000	4,973,021
Gemini Securitization Corp., LLC		
5.31%, 5/16/07	5,000,000 a	4,967,250
Goldman Sachs Group Inc.		
5.29%, 5/25/07	5,000,000	4,960,738
Greenwich Capital Holdings Inc.		
5.38%, 4/2/07	6,000,000	5,999,103
HSBC Bank USA N.A.		
5.33%, 5/7/07	5,000,000	4,974,050
K2 (USA) LLC		
5.32%, 5/17/07	5,000,000 a	4,966,522
Mane Funding Corp.		
5.31%, 5/8/07	5,000,000 a	4,973,072
Picaros Funding LLC		
5.33%, 6/5/07	5,000,000 a	4,952,785
Sigma Finance Inc.		

5.25%, 6/6/07	5,000,000 a	4,953,067
Simba Funding Corp.		
5.31%, 5/21/07	5,000,000 a	4,963,611
Societe Generale N.A. Inc.		
5.38%, 4/2/07	6,000,000	5,999,103
Solitaire Funding Ltd.		
5.31%, 5/21/07	5,000,000 a	4,963,611
Stadshypotek Delaware Inc.		
5.28%, 5/22/07	5,000,000 a	4,963,025
Three Pillars Funding LLC		
5.40%, 4/2/07	5,075,000 a	5,074,239
Toyota Motor Credit Corp.		
5.38%, 4/2/07	6,000,000 a	5,999,103
Total Commercial Paper		
(cost $126,357,548)		**126,357,548**

Corporate Notes--11.4%

Cullinan Finance Ltd.		
5.32%, 10/25/07	5,000,000 a,b	4,999,582
General Electric Capital Corp.		
5.28%, 4/25/07	5,000,000 b	5,000,000
Harrier Finance Funding Ltd.		
5.32%, 2/27/08	5,000,000 a,b	4,999,659
Wells Fargo & Co.		
5.31%, 4/6/07	4,000,000 b	4,000,000
Total Corporate Notes		
(cost $18,999,241)		**18,999,241**

Time Deposits--3.6%

Manufacturers & Traders Trust Company (Grand Cayman)		
5.31%, 4/2/07		
(cost $6,000,000)	6,000,000	**6,000,000**
Total Investments (cost $166,356,809)	**99.9%**	166,356,809
Cash and Receivables (Net)	**.1%**	173,058
Net Assets	**100.0%**	166,529,867

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2007, these securities amounted to $97,567,945 or 58.6% of net assets.

b   Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Variable Investment Fund, Quality Bond Portfolio

March 31, 2007 (Unaudited)

Bonds and Notes--137.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense--.4%				
L-3 Communications,				
Gtd. Notes, Ser. B	6.38	10/15/15	115,000	114,569
L-3 Communications,				
Gtd. Notes	7.63	6/15/12	415,000	429,525
Raytheon,				
Sr. Notes	5.50	11/15/12	210,000	213,890
				757,984
Agricultural--.5%				
Philip Morris,				
Debs.	7.75	1/15/27	805,000	**964,768**
Airlines--.0%				
U.S. Air,				
Enhanced Equip. Notes, Ser. CL				
C	8.93	10/15/09	270,471 a,b	**27**
Asset-Backed Ctfs./Auto Receivables--2.0%				
Chase Manhattan Auto Owner Trust,				
Ser. 2005-B, Cl. A2	4.77	3/15/08	37,091	37,106
Ford Credit Auto Owner Trust,				
Ser. 2005-B, Cl. B	4.64	4/15/10	650,000	646,640
Ford Credit Auto Owner Trust,				
Ser. 2006-C, Cl. C	5.47	9/15/12	215,000	215,883
WFS Financial Owner Trust,				
Ser. 2003-3, Cl. A4	3.25	5/20/11	2,471,132	2,453,186
WFS Financial Owner Trust,				
Ser. 2005-2, Cl. B	4.57	11/19/12	325,000	322,702
				3,675,517
Asset-Backed Ctfs./Credit Cards--2.8%				
BA Credit Card Trust,				
Ser. 2007-C1, Cl. C1	5.61	6/15/14	1,725,000 c	1,724,259
Citibank Credit Card Issuance				
Trust, Ser. 2006-C4, Cl. C4	5.54	1/9/12	2,675,000 c	2,675,952
Credit Suisse Mortgage Capital				
Certificates, Ser. 2007-1,				
Cl. 1A6A	5.86	2/25/37	580,000 c	582,785
				4,982,996
Asset-Backed Ctfs./Home Equity Loans--9.9%				
Accredited Mortgage Loan Trust,				
Ser. 2006-1, Cl. A1	5.38	4/25/36	264,021 c	264,214
Accredited Mortgage Loan Trust,				
Ser. 2005-3, Cl. A2A	5.42	9/25/35	20,343 c	20,343
Ameriquest Mortgage Securities,				
Ser. 2003-11, Cl. AF6	5.14	1/25/34	525,000 c	521,116
Carrington Mortgage Loan Trust,				
Ser. 2006-RFC1, Cl. A1	5.36	5/25/36	300,029 c	300,229
Centex Home Equity,				
Ser. 2006-A, Cl. AV1	5.37	6/25/36	197,364 c	197,487
Citicorp Residential Mortgage				
Securities, Ser. 2006-2, Cl. A2	5.56	9/25/36	950,000 c	951,258
Citicorp Residential Mortgage				
Securities, Ser. 2006-2,				
Cl. A1A	5.87	9/25/36	699,341 c	698,887
Citicorp Residential Mortgage				
Securities, Ser. 2006-1, Cl. A1	5.96	7/25/36	1,452,944 c	1,452,840

Countrywide Asset-Backed Certificates, Ser. 2006-SPS1, Cl. A	5.43	12/25/25	823,956 c	824,332
Countrywide Asset-Backed Certificates, Ser. 2004-3, Cl. M3	6.19	5/25/34	185,000 c	185,758
Credit-Based Asset Servicing and Securitization, Ser. 2005-CB7, Cl. AF1	5.21	11/25/35	250,815 c	249,882
Credit-Based Asset Servicing and Securitization, Ser. 2005-CB4, Cl. AV1	5.42	8/25/35	111,919 c	111,986
Credit-Based Asset Servicing and Securitization, Ser. 2005-CB8, Cl. AF1B	5.45	12/25/35	308,095 c	307,046
Credit-Based Asset Servicing and Securitization, Ser. 2006-CB1, Cl. AF1	5.46	1/25/36	533,431 c	531,404
Credit-Based Asset Servicing and Securitization, Ser. 2006-CB2, Cl. AF1	5.72	12/25/36	114,455 c	114,125
First NLC Trust, Ser. 2005-3, Cl. AV2	5.55	12/25/35	422,880 c	423,394
GSAA Trust, Ser. 2006-7, Cl. AV1	5.40	3/25/46	495,090 c	495,326
GSAMP Trust, Ser. 2006-S4, Cl. A1	5.41	5/25/36	275,938 c	276,120
Home Equity Asset Trust, Ser. 2005-5, Cl. 2A1	5.43	11/25/35	192,144 c	192,283
Home Equity Asset Trust, Ser. 2005-8, Cl. 2A1	5.43	2/25/36	148,608 c	148,723
Home Equity Mortgage Trust, Ser. 2006-3, Cl. A1	5.47	9/25/36	288,783 c	289,081
Home Equity Mortgage Trust, Ser. 2006-5, Cl. A1	5.50	1/25/37	1,007,393 c	1,010,640
Home Equity Mortgage Trust, Ser. 2006-4, Cl. A1	5.67	11/25/36	983,687 c	986,398
J.P. Morgan Mortgage Acquisition, Ser. 2006-CW1, Cl. A2	5.36	5/25/36	203,034 c	203,169
Morgan Stanley ABS Capital I, Ser. 2006-HE3, Cl. A2A	5.36	4/25/36	182,251 c	182,365
Morgan Stanley ABS Capital I, Ser. 2005-WMC6, Cl. A2A	5.43	7/25/35	50,562 c	50,598
Morgan Stanley Home Equity Loans, Ser. 2006-3, Cl. A1	5.37	4/25/36	292,353 c	292,535
Morgan Stanley Mortgage Loan Trust, Ser. 2006-15XS, Cl. A6B	5.83	11/25/36	285,000 c	287,137
Newcastle Mortgage Securities Trust, Ser. 2006-1, Cl. A1	5.39	3/25/36	486,460 c	486,825
Ownit Mortgage Loan Asset Backed Certificates, Ser. 2006-1, Cl. AF1	5.42	12/25/36	591,851 c	589,284
Popular ABS Mortgage Pass-Through Trust, Ser. 2005-D, Cl. A1	5.36	1/25/36	353,155 c	351,709
Renaissance Home Equity Loan Trust, Ser. 2006-2, Cl. AF1	6.00	8/25/36	905,847 c	904,266
Renaissance Home Equity Loan Trust, Ser. 2006-2, Cl. M1	6.25	8/25/36	675,000 c	687,186
Residential Asset Mortgage Products, Ser. 2005-EFC5,				

Cl. A1	5.42	10/25/35	208,296 c	208,448
Residential Asset Securities, Ser. 2006-EMX4, Cl. A1	5.36	6/25/36	386,019 c	386,277
Residential Asset Securities, Ser. 2006-EMX3, Cl. A1	5.38	4/25/36	307,092 c	307,315
Residential Asset Securities, Ser. 2005-AHL2, Cl. A1	5.42	10/25/35	67,819 c	67,866
Residential Asset Securities, Ser. 2005-EMX3, Cl. AI1	5.43	9/25/35	146,315 c	146,421
Residential Asset Securities, Ser. 2003-KS7, Cl. MI3	5.75	9/25/33	156,448	153,140
Residential Funding Mortgage Securities II, Ser. 2006-HSA2, Cl. AI2	5.50	3/25/36	140,000 c	139,774
Saxon Asset Securities Trust, Ser. 2004-2, Cl. AF2	4.15	8/25/35	710,309 c	706,304
Soundview Home Equity Loan Trust, Ser. 2005-B, Cl. M3	5.83	5/25/35	225,000 c	222,647
Specialty Underwriting & Residential Finance, Ser. 2006-BC2, Cl. A2A	5.38	2/25/37	581,670 c	582,082
Wells Fargo Home Equity Trust, Ser. 2006-1, Cl. A1	5.35	5/25/36	341,346 c	341,414
				17,849,634
Asset-Backed Ctfs./Manufactured Housing--.5%				
Green Tree Financial, Ser. 1994-7, Cl. M1	9.25	3/15/20	297,111	307,697
Origen Manufactured Housing, Ser. 2005-A, Cl. A1	4.06	7/15/13	101,638	101,400
Origen Manufactured Housing, Ser. 2005-B, Cl. A1	5.25	2/15/14	458,784	457,440
				866,537
Automobile Manufacturers--.2%				
DaimlerChrysler N.A. Holding, Notes	4.88	6/15/10	175,000	173,351
DaimlerChrysler N.A. Holding, Gtd. Notes	8.50	1/18/31	180,000	225,447
				398,798
Automotive, Trucks & Parts--.1%				
Johnson Controls, Sr. Notes	5.25	1/15/11	110,000	**110,249**
Banks--7.9%				
Chevy Chase Bank, Sub. Notes	6.88	12/1/13	260,000	274,300
Chuo Mitsui Trust & Banking, Sub. Notes	5.51	12/29/49	565,000 c,d	546,523
Colonial Bank N.A./Montgomery, AL, Sub. Notes	6.38	12/1/15	500,000	519,913
Colonial Bank N.A./Montgomery, AL, Sub. Notes	8.00	3/15/09	140,000	146,390
Glitnir Banki, Sub. Notes	6.69	6/15/16	270,000 c,d	283,299
Glitnir Banki, Unscd. Bonds	7.45	9/14/49	210,000 c,d	225,835
HBOS Capital Funding, Bank Gtd. Bonds	6.07	6/29/49	2,590,000 c,d,e	2,642,233
ICICI Bank, Bonds	5.90	1/12/10	250,000 c,d	250,481
Landsbanki Islands, Notes	6.10	8/25/11	505,000 d	518,743

Manufacturers & Traders Trust,				
Sub. Notes	5.59	12/28/20	275,000 c	274,598
NB Capital Trust IV,				
Gtd. Cap. Secs.	8.25	4/15/27	620,000	644,886
Northern Rock,				
Sub. Notes	5.60	4/30/49	535,000 c,d	522,039
Regions Financial,				
Sr. Notes	5.44	8/8/08	825,000 c	826,233
Resona Bank,				
Notes	5.85	9/29/49	475,000 c,d	473,499
Shinsei Finance Cayman,				
Bonds	6.42	1/29/49	475,000 c,d	480,616
Societe Generale,				
Sub. Notes	5.92	12/29/49	485,000 c,d	485,611
Sovereign Bancorp,				
Sr. Notes	4.80	9/1/10	525,000 c	516,663
Sovereign Bancorp,				
Sr. Unscd. Notes	5.58	3/23/10	370,000 c	370,117
Sumitomo Mitsui Banking,				
Notes	5.63	7/29/49	315,000 c,d	310,799
SunTrust Preferred Capital I,				
Bank Gtd. Notes	5.85	12/31/49	435,000 c,e	441,535
USB Capital IX,				
Gtd. Notes	6.19	4/15/49	585,000 c,e	600,358
Wachovia Bank N.A.,				
Sub. Notes	5.00	8/15/15	495,000	480,972
Washington Mutual,				
Sub. Notes	4.63	4/1/14	970,000	908,673
Washington Mutual,				
Notes	5.66	1/15/10	475,000 c	475,509
Wells Fargo & Co.,				
Sub. Notes	6.38	8/1/11	290,000	303,895
Zions Bancorporation,				
Sr. Unscd. Notes	5.48	4/15/08	365,000 c	365,443
Zions Bancorporation,				
Sub. Notes	6.00	9/15/15	465,000	474,388
				14,363,551
Building & Construction--.2%				
Masco,				
Sr. Unscd. Notes	5.66	3/12/10	240,000 c	240,158
Owens Corning,				
Sr. Unscd. Notes	6.50	12/1/16	125,000 d	127,903
				368,061
Chemicals--.7%				
Equistar Chemicals/Funding,				
Gtd. Notes	10.13	9/1/08	220,000	232,650
ICI Wilmington,				
Gtd. Notes	4.38	12/1/08	425,000	418,884
Lubrizol,				
Sr. Notes	4.63	10/1/09	445,000	439,871
Lubrizol,				
Sr. Notes	5.50	10/1/14	255,000	249,944
				1,341,349
Commercial & Professional Services--.4%				
ERAC USA Finance,				
Bonds	5.60	5/1/15	310,000 d	310,810
ERAC USA Finance,				
Notes	5.61	4/30/09	110,000 c,d	110,319
ERAC USA Finance,				
Notes	7.95	12/15/09	210,000 d	224,424

				645,553
Commercial Mortgage Pass-Through Ctfs.--7.3%				
Banc of America Commercial Mortgage, Ser. 2005-2, Cl. A2	4.25	7/10/43	864,428	857,045
Bayview Commercial Asset Trust, Ser. 2006-SP1, Cl. A1	5.59	4/25/36	119,588 c,d	119,626
Bayview Commercial Asset Trust, Ser. 2004-1, Cl. A	5.68	4/25/34	229,824 c,d	230,255
Bayview Commercial Asset Trust, Ser. 2003-1, Cl. A	5.90	8/25/33	160,108 c,d	160,241
Bayview Commercial Asset Trust, Ser. 2003-2, Cl. A	5.90	12/25/33	214,382 c,d	214,717
Bayview Commercial Asset Trust, Ser. 2006-2A, Cl. B2	6.79	7/25/36	451,811 c,d	451,634
Bayview Commercial Asset Trust, Ser. 2005-3A, Cl. B3	8.32	11/25/35	127,561 c,d	129,571
Bayview Commercial Asset Trust, Ser. 2005-4A, Cl. B3	8.82	1/25/36	90,528 c,d	90,528
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW14, Cl. AAB	5.17	12/11/38	1,125,000	1,117,105
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW13, Cl. A3	5.52	9/11/41	200,000	202,698
Bear Stearns Commercial Mortgage Securities, Ser. 2006-T24, Cl. AAB	5.53	10/12/41	500,000	506,659
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW12, Cl. AAB	5.87	9/11/38	430,000 c	441,543
Calwest Industrial Trust, Ser. 2002-CALW, Cl. A	6.13	2/15/12	1,000,000 d	1,041,481
Citigroup/Deutsche Bank Commercial Mortgage Trust, Ser. 2006-CD2, Cl. A2	5.41	1/15/46	340,000	342,894
Credit Suisse/Morgan Stanley Commercial Mortgage Certificates, Ser. 2006-HC1A, Cl. A1	5.51	5/15/23	425,000 c,d	425,358
Crown Castle Towers, Ser. 2005-1A, Cl. D	5.61	6/15/35	240,000 d	239,215
Crown Castle Towers, Ser. 2006-1A, Cl. D	5.77	11/15/36	350,000 d	346,728
Global Signal Trust, Ser. 2006-1, Cl. D	6.05	2/15/36	340,000 d	340,408
Global Signal Trust, Ser. 2006-1, Cl. E	6.50	2/15/36	170,000 d	170,083
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP5, Cl. A2	5.20	12/15/44	725,000	726,668
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2006-LDP7, Cl. ASB	5.88	4/15/45	425,000 c	440,542
Merrill Lynch Mortgage Trust, Ser. 2005-CIP1, Cl. A2	4.96	7/12/38	505,000	502,976
Merrill Lynch Mortgage Trust, Ser. 2005-CKI1, Cl. A2	5.22	11/12/37	165,000 c	165,986
Morgan Stanley Capital I, Ser. 2006-T21, Cl. A2	5.09	10/12/52	500,000	499,693
Morgan Stanley Capital I,				

Ser. 2006-IQ12, Cl. AAB	5.33	12/15/43	935,000	936,019
Morgan Stanley Capital I,				
Ser. 2006-HQ9, Cl. A3	5.71	7/12/44	915,000	936,901
SBA CMBS Trust,				
Ser. 2006-1A, Cl. D	5.85	11/15/36	135,000 d	134,171
Washington Mutual Asset				
Securities, Ser. 2003-C1A,				
Cl. A	3.83	1/25/35	1,453,598 d	1,412,634
				13,183,379
Diversified Financial Services--17.5%				
American Express Credit,				
Notes	5.38	11/9/09	315,000 c	315,270
American Express,				
Sub. Debs.	6.80	9/1/66	195,000 c	208,027
Ameriprise Financial,				
Jr. Sub. Notes	7.52	6/1/66	465,000 c,e	502,726
Amvescap,				
Gtd. Notes	5.38	2/27/13	550,000	549,854
Amvescap,				
Sr. Unscd. Notes	5.38	12/15/14	300,000	297,317
Bear Stearns,				
Notes	3.25	3/25/09	1,900,000	1,834,910
Bear Stearns,				
Sr. Unscd. Notes	5.50	8/15/11	475,000	480,276
Boeing Capital,				
Sr. Notes	7.38	9/27/10	490,000	526,672
CIT Group,				
Sr. Notes	5.48	3/12/10	900,000 c	900,087
Countrywide Financial,				
Gtd. Notes	5.50	1/5/09	1,500,000 c	1,498,114
Countrywide Financial,				
Gtd. Notes, Ser. A	5.62	12/19/08	325,000 c	325,319
Countrywide Home Loans,				
Gtd. Notes, Ser. L	4.00	3/22/11	290,000	275,152
Credit Suisse First Boston USA,				
Notes	4.13	1/15/10	1,910,000 e	1,868,194
Credit Suisse USA,				
Sr. Unsub. Notes	5.50	8/16/11	730,000	741,616
Fuji JGB Investment,				
Sub. Bonds	9.87	12/29/49	425,000 c,d	447,440
General Electric Capital,				
Sr. Notes	5.46	10/21/10	945,000 c	947,210
Glencore Funding,				
Gtd. Notes	6.00	4/15/14	260,000 d	258,074
Goldman Sachs Group,				
Notes	4.50	6/15/10	525,000	516,497
HSBC Finance Capital Trust IX,				
Gtd. Notes	5.91	11/30/35	625,000 c	621,436
HSBC Finance,				
Notes	5.50	1/19/16	495,000	492,898
Jefferies Group,				
Sr. Unscd. Debs.	6.25	1/15/36	680,000	658,341
John Deere Capital,				
Notes	5.40	9/1/09	310,000 c	310,184
JPMorgan Chase & Co.,				
Sub. Notes	5.13	9/15/14	780,000 e	768,961
Kaupthing Bank,				
Sub. Notes	7.13	5/19/16	475,000 d,e	514,689
Lehman Brothers Holdings E-Capital				
Trust I, Gtd. Notes	6.14	8/19/65	100,000 c	101,275

Lehman Brothers Holdings,				
Notes	4.25	1/27/10	1,905,000 e	1,867,285
Lehman Brothers Holdings,				
Sr. Notes	5.46	8/21/09	620,000 c	620,382
Lehman Brothers Holdings,				
Notes	5.50	4/4/16	155,000 e	154,396
MBNA,				
Notes	6.13	3/1/13	750,000	782,109
Merrill Lynch & Co.,				
Notes	4.79	8/4/10	1,900,000	1,882,313
Morgan Stanley,				
Notes	4.00	1/15/10	1,920,000	1,867,342
Morgan Stanley,				
Sub. Notes	4.75	4/1/14	1,097,000	1,043,438
Morgan Stanley,				
Sr. Notes	5.41	1/15/10	1,840,000 c	1,840,379
Morgan Stanley,				
Sr. Unscd. Notes	5.47	2/9/09	475,000 c	475,625
MUFG Capital Finance 1,				
Gtd. Bonds	6.35	3/15/49	735,000 c	759,980
Nuveen Investments,				
Sr. Unscd. Notes	5.00	9/15/10	285,000	282,462
Residential Capital,				
Gtd. Notes	6.13	11/21/08	225,000	224,971
Residential Capital,				
Gtd. Notes	6.38	6/30/10	455,000	455,206
Residential Capital,				
Gtd. Notes	6.50	4/17/13	50,000	49,586
Residential Capital,				
Gtd. Notes	7.19	4/17/09	575,000 c,d	570,302
SLM,				
Notes, Ser. A	5.50	7/27/09	950,000 c	950,685
SLM,				
Notes	5.52	7/26/10	875,000 c	874,913
SMFG Preferred Capital,				
Bonds	6.08	12/31/49	525,000 c,d	528,643
St. George Funding,				
Bonds	8.49	12/29/49	275,000 c,d	287,704
Windsor Financing,				
Gtd. Notes	5.88	7/15/17	118,308 d	118,902
				31,597,162
Diversified Metals & Mining--.3%				
Alcan,				
Notes	6.13	12/15/33	360,000	351,187
Reliance Steel & Aluminum,				
Gtd. Notes	6.20	11/15/16	260,000 d	261,757
				612,944
Electric Utilities--3.2%				
American Electric Power,				
Sr. Unsub. Notes	5.25	6/1/15	390,000	384,258
Cleveland Electris Illumination,				
Sr. Unscd. Notes	5.70	4/1/17	500,000	497,929
Consolidated Edison of NY,				
Sr. Unscd. Debs., Ser. D	5.30	12/1/16	400,000	397,732
Consumers Energy,				
First Mortgage Bonds	5.00	2/15/12	655,000	647,898
Dominion Resources/VA,				
Sr. Unscd. Notes, Ser. E	7.20	9/15/14	450,000 e	495,356
DTE Energy,				
Sr. Unsub. Notes	6.35	6/1/16	250,000	261,900

FPL Energy National Wind,					
Scd. Bonds		5.61	3/10/24	89,409 d	88,497
FPL Group Capital,					
Gtd. Debs.		5.63	9/1/11	950,000	967,394
Gulf Power,					
Sr. Unsub. Notes, Ser. M		5.30	12/1/16	475,000	472,307
National Grid,					
Sr. Unscd. Notes		6.30	8/1/16	605,000	632,920
NiSource Finance,					
Gtd. Notes		5.25	9/15/17	375,000	354,870
NiSource Finance,					
Gtd. Notes		5.93	11/23/09	260,000 c	260,449
Southern,					
Sr. Unsub. Notes, Ser. A		5.30	1/15/12	290,000	292,238
					5,753,748
Environmental Control--.8%					
Allied Waste North America,					
Scd. Notes		6.38	4/15/11	140,000	140,350
Allied Waste of North America,					
Scd. Notes, Ser. B		5.75	2/15/11	175,000	171,500
Republic Services,					
Sr. Notes		6.75	8/15/11	365,000	384,406
USA Waste Services,					
Sr. Unscd. Notes		7.00	7/15/28	525,000	560,315
Waste Management,					
Gtd. Notes		7.38	5/15/29	250,000	275,605
					1,532,176
Food & Beverages--.6%					
H.J. Heinz,					
Notes		6.43	12/1/20	225,000 d	228,977
Safeway,					
Sr. Unscd. Notes		5.63	8/15/14	390,000	384,953
Stater Brothers Holdings,					
Sr. Notes		8.13	6/15/12	195,000	201,825
Tyson Foods,					
Sr. Unscd. Notes		6.85	4/1/16	200,000 c	208,462
					1,024,217
Foreign/Governmental--2.7%					
Banco Nacional de Desenvolvimento					
Economico e Social, Unsub.					
Notes		5.17	6/16/08	660,000 c	654,390
Export-Import Bank of Korea,					
Sr. Notes		4.50	8/12/09	575,000	566,924
Federal Republic of Brazil,					
Unscd. Bonds	BRL	12.50	1/5/16	1,995,000 e,f	1,109,514
Republic of Argentina,					
Bonds		5.48	8/3/12	685,000 c	491,659
Republic of Argentina,					
Bonds, Ser. VII		7.00	9/12/13	425,000	409,912
Republic of South Africa,					
Notes		9.13	5/19/09	470,000	506,425
Russian Federation,					
Unsub. Bonds		8.25	3/31/10	688,344 d	722,761
United Mexican States,					
Notes, Ser. A		6.75	9/27/34	444,000	485,292
					4,946,877
Health Care--1.1%					
American Home Products,					
Unscd. Notes		6.95	3/15/11	325,000 c	345,832
Coventry Health Care,					

Sr. Unscd. Notes	5.95	3/15/17	225,000	224,917
Medco Health Solutions,				
Sr. Unscd. Notes	7.25	8/15/13	155,000	167,849
Quest Diagnostics,				
Gtd. Notes	5.13	11/1/10	205,000	203,463
Teva Pharmaceutical Finance,				
Gtd. Notes	6.15	2/1/36	325,000	314,500
UnitedHealth Group,				
Sr. Unscd. Notes	5.38	3/15/16	500,000	497,181
WellPoint,				
Unscd. Notes	5.00	1/15/11	255,000	253,932
				2,007,674
Lodging & Entertainment--.6%				
MGM Mirage,				
Gtd. Notes	8.38	2/1/11	210,000	222,075
Mohegan Tribal Gaming Authority,				
Sr. Unscd. Notes	6.13	2/15/13	345,000	341,550
Resorts International Hotel &				
Casino, First Mortgage Notes	11.50	3/15/09	560,000 d	596,400
				1,160,025
Machinery--.2%				
Case New Holland,				
Gtd. Notes	7.13	3/1/14	190,000	198,550
Terex,				
Gtd. Notes	7.38	1/15/14	240,000	248,400
				446,950
Media--1.1%				
AOL Time Warner,				
Gtd. Notes	6.75	4/15/11	480,000	506,303
British Sky Broadcasting,				
Gtd. Notes	6.88	2/23/09	510,000	524,447
Comcast,				
Gtd. Notes	5.50	3/15/11	530,000 e	536,269
News America Holdings,				
Debs.	7.70	10/30/25	425,000	485,226
				2,052,245
Oil & Gas--1.2%				
Amerada Hess,				
Unscd. Notes	6.65	8/15/11	470,000	495,418
Chesapeake Energy,				
Gtd. Notes	7.50	6/15/14	90,000	94,725
Enterprise Products Operating,				
Gtd. Notes, Ser. B	5.60	10/15/14	810,000	809,378
Gazprom,				
Sr. Unscd. Notes	6.51	3/7/22	420,000 d	427,350
Pemex Project Funding Master				
Trust, Gtd. Notes	5.75	12/15/15	365,000	366,186
				2,193,057
Packaging & Containers--.6%				
Ball,				
Gtd. Notes	6.88	12/15/12	120,000	121,800
Crown Americas/Capital,				
Gtd. Notes	7.63	11/15/13	325,000	335,969
Crown Americas/Capital,				
Gtd. Notes	7.75	11/15/15	185,000	193,325
Sealed Air,				
Notes	5.63	7/15/13	505,000 d	507,133
				1,158,227
Paper & Forest Products--.9%				
Georgia-Pacific,				

Gtd. Notes	7.00	1/15/15	340,000 d	343,400
Georgia-Pacific,				
Sr. Uscd. Notes	8.00	1/15/24	415,000 e	419,150
Temple-Inland,				
Gtd. Notes	6.63	1/15/18	400,000	421,316
Westvaco,				
Unscd. Debs.	7.95	2/15/31	250,000	272,286
Weyerhaeuser,				
Unscd. Debs.	7.13	7/15/23	245,000	251,577
				1,707,729
Property & Casualty Insurance--3.6%				
Aegon Funding,				
Gtd. Notes	5.75	12/15/20	550,000	560,671
American International Group,				
Sr. Notes	5.05	10/1/15	270,000	264,614
American International Group,				
Jr. Sub. Bonds	6.25	3/15/37	250,000	244,139
Assurant,				
Sr. Notes	6.75	2/15/34	400,000	431,040
Chubb,				
Sr. Unscd. Notes	5.47	8/16/08	950,000	953,606
Hartford Financial Services Group,				
Sr. Unscd. Notes	5.55	8/16/08	450,000	452,074
ING Groep,				
Bonds	5.78	12/29/49	400,000 c	398,622
Leucadia National,				
Sr. Notes	7.13	3/15/17	535,000 d	534,331
Lincoln National,				
Sr. Unscd. Notes	5.42	3/12/10	425,000 c	425,391
Lincoln National,				
Jr. Unsub. Cap. Secs.	7.00	5/17/66	465,000 c	488,097
MetLife,				
Sr. Unscd. Notes	5.00	6/15/15	1,050,000	1,021,091
Nippon Life Insurance,				
Notes	4.88	8/9/10	475,000 d	467,936
Phoenix Cos.,				
Sr. Unscd. Notes	6.68	2/16/08	205,000	206,374
				6,447,986
Real Estate Investment Trusts--5.0%				
Archstone-Smith Operating Trust,				
Sr. Unscd. Notes	5.25	5/1/15	525,000	519,146
Arden Realty,				
Notes	5.25	3/1/15	350,000	348,097
Boston Properties,				
Sr. Notes	5.00	6/1/15	470,000	457,927
Commercial Net Lease Realty,				
Sr. Unscd. Notes	6.15	12/15/15	210,000	214,258
Duke Realty,				
Notes	3.50	11/1/07	520,000	514,222
Duke Realty,				
Sr. Notes	5.88	8/15/12	1,250,000	1,276,864
ERP Operating,				
Notes	5.13	3/15/16	350,000 e	341,944
ERP Operating,				
Notes	5.25	9/15/14	85,000	84,392
ERP Operating,				
Unscd. Notes	5.38	8/1/16	145,000 e	144,133
Federal Realty Investment Trust,				
Sr. Unscd. Bonds	5.65	6/1/16	325,000	325,848
Federal Realty Investment Trust,				

Notes	6.00	7/15/12	100,000	102,822
Healthcare Realty Trust,				
Sr. Unscd. Notes	5.13	4/1/14	475,000	457,422
Host Hotels & Resorts,				
Gtd. Notes	6.88	11/1/14	80,000	81,600
HRPT Properties Trust,				
Sr. Unscd. Notes	5.95	3/16/11	475,000 c	475,523
Istar Financial,				
Sr. Unscd. Notes	5.69	3/9/10	650,000 c	650,793
Liberty Property,				
Sr. Unscd. Notes	5.50	12/15/16	185,000	184,054
Mack-Cali Realty,				
Unscd. Notes	5.05	4/15/10	225,000	223,161
Mack-Cali Realty,				
Notes	5.25	1/15/12	400,000	396,822
Mack-Cali Realty,				
Bonds	5.80	1/15/16	400,000	403,380
Regency Centers,				
Gtd. Notes	5.25	8/1/15	145,000	141,379
Simon Property Group,				
Unsub. Notes	5.00	3/1/12	550,000	545,379
Simon Property Group,				
Unscd. Notes	5.75	5/1/12	150,000	153,531
Socgen Real Estate,				
Bonds	7.64	12/29/49	935,000 c,d	945,633
				8,988,330
Residential Mortgage Pass-Through Ctfs.--4.9%				
Bayview Commercial Asset Trust,				
Ser. 2006-1A, Cl. B2	7.02	4/25/36	114,025 c,d	115,106
ChaseFlex Trust,				
Ser. 2006-2, Cl. A1A	5.59	9/25/36	286,810 c	286,627
Citigroup Mortgage Loan Trust,				
Ser. 2005-WF2, Cl. AF2	4.92	8/25/35	321,040 c	318,905
Citigroup Mortgage Loan Trust,				
Ser. 2005-WF2, Cl. AF7	5.25	8/25/35	950,000 c	936,558
Citigroup Mortgage Loan Trust,				
Ser. 2006-WF1, Cl. A2A	5.70	3/25/36	134,419 c	134,054
Countrywide Asset-Backed				
Certificates, Ser. 2007-4,				
Cl. A1A	5.44	9/25/37	380,000 c	380,000
CSAB Mortgage Backed Trust,				
Ser. 2006-3, Cl. A1A	6.00	11/25/36	1,433,266 c	1,430,171
First Horizon Alternative Mortgage				
Securities, Ser. 2004-FA1,				
Cl. 1A1	6.25	10/25/34	2,150,958	2,169,987
Impac Secured Assets CMN Owner				
Trust, Ser. 2006-1, Cl. 2A1	5.67	5/25/36	282,473 c	283,204
IndyMac Index Mortgage Loan Trust,				
Ser. 2006-AR9, Cl. B2	6.07	6/25/36	69,944 c	69,747
IndyMac Index Mortgage Loan Trust,				
Ser. 2006-AR25, Cl. 4A2	6.18	9/25/36	859,831 c	870,832
J.P. Morgan Alternative Loan				
Trust, Ser. 2006-S4, Cl. A6	5.71	12/25/36	425,000 c	429,861
Nomura Asset Acceptance,				
Ser. 2005-AP2, Cl. A5	4.98	5/25/35	425,000 c	416,539
Nomura Asset Acceptance,				
Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	475,000 c	468,364
Washington Mutual,				
Ser. 2005-AR4, Cl. A4B	4.67	4/25/35	575,000 c	567,733
				8,877,688

Retail--.2%					
CVS,					
Sr. Unscd. Notes		5.75	8/15/11	155,000	158,007
Federated Retail Holding,					
Gtd. Bonds		5.35	3/15/12	90,000	89,861
Federated Retail Holding,					
Gtd. Notes		5.90	12/1/16	160,000	159,694
					407,562
State/Territory Gen Oblg--1.7%					
Erie Tobacco Asset					
Securitization/NY, Tobacco					
Settlement Asset-Backed Bonds		6.00	6/1/28	400,000	402,008
Michigan Tobacco Settlement					
Finance Authority, Tobacco					
Settlement Asset-Backed Bonds		7.31	6/1/34	1,425,000	1,493,072
Michigan Tobacco Settlement					
Finance Authority, Tobacco					
Settlement Asset-Backed Bonds		7.43	6/1/34	375,000 c	374,377
Tobacco Settlement Authority of					
Iowa, Tobacco Settlement					
Asset-Backed Bonds		6.50	6/1/23	740,000	737,713
					3,007,170
Technology--.2%					
Hewlett-Packard,					
Sr. Unscd. Notes		5.49	5/22/09	390,000 c	**390,561**
Telecommunications--2.8%					
AT & T Wireless,					
Sr. Notes		8.75	3/1/31	235,000	304,009
AT & T,					
Sr. Notes		5.45	5/15/08	380,000 c	380,377
AT & T,					
Sr. Unscd. Notes		7.30	11/15/11	440,000 c	478,114
Deutsche Telekom International					
Finance, Gtd. Bonds		8.25	6/15/30	400,000 c	496,892
France Telecom,					
Notes		8.50	3/1/31	370,000 c	482,288
KPN,					
Sr. Unsub. Bonds		8.38	10/1/30	820,000	930,850
Nextel Communications,					
Gtd. Notes, Ser. F		5.95	3/15/14	280,000	275,853
Nextel Partners,					
Gtd. Notes		8.13	7/1/11	245,000	255,925
Nordic Telephone Holdings,					
Scd. Notes	EUR	8.25	5/1/16	180,000 d,f	262,626
Qwest,					
Notes		8.88	3/15/12	30,000 c	33,300
Telefonica Emisiones,					
Gtd. Notes		5.98	6/20/11	375,000	384,760
Verizon Global Funding,					
Sr. Notes		5.85	9/15/35	200,000	189,770
Verizon Global Funding,					
Notes		7.75	6/15/32	110,000	128,043
Windstream,					
Gtd. Notes		8.13	8/1/13	360,000	391,500
					4,994,307
Textiles & Apparel--.2%					
Mohawk Industries,					
Sr. Unscd. Notes		5.75	1/15/11	400,000	**405,907**
U.S. Government Agencies/Mortgage-Backed--37.1%					
Federal Home Loan Mortgage Corp:					

	3.50%, 9/1/10	172,742	166,691
	4.50%, 4/1/19	2,910,000 g	2,817,229
	5.00%, 4/15/14	4,225,000	4,166,906
	5.50%, 4/15/14	6,425,000	6,439,007
	Multiclass Mortgage		
	Participation Ctfs.		
	(Interest Only), Ser. 2764,		
	Cl. IT, 5.00%, 6/15/27	7,390,400 h	960,470
Federal National Mortgage Association:			
	5.00%	12,900,000 g	12,565,626
	5.50%	10,055,000 g	9,951,232
	6.00%	15,175,000 g	15,357,216
	4.00%, 5/1/10	884,409	860,459
	5.50%, 9/1/34	333,294	330,473
	7.00%, 6/1/29 - 9/1/29	117,838	122,852
Government National Mortgage Association I:			
	5.50%, 4/15/33 - 3/15/34	2,957,266	2,945,691
	8.00%, 9/15/08	5,062	5,064
	Ser. 2004-23, Cl. B, 2.95%,		
	3/16/19	1,556,293	1,500,425
	Ser. 2005-90, Cl. A, 3.76%,		
	9/16/28	791,002	768,521
	Ser. 2006-67, Cl. A, 3.95%,		
	10/6/11	994,829	968,423
	Ser. 2005-29, Cl. A, 4.02%,		
	7/16/27	482,356	471,064
	Ser. 2006-6, Cl. A, 4.05%,		
	10/16/23	115,536	113,417
	Ser. 2006-66, Cl. A, 4.09%,		
	1/16/30	943,827	921,810
	Ser. 2006-3, Cl. A, 4.21%,		
	1/16/28	970,762	951,925
	Ser. 2006-5, Cl. A, 4.24%,		
	7/16/29	704,646	691,166
	Ser. 2006-55, Cl. A 4.25%,		
	7/16/29	861,075	843,354
	Ser. 2005-32, Cl. B, 4.39%,		
	8/16/30	675,000	665,145
	Ser. 2005-87, Cl. A, 4.45%,		
	3/16/25	551,734	543,815
	Ser. 2004-39, Cl. LC,		
	5.50%, 12/20/29	1,000,000	1,003,392
Government National Mortgage Association II			
	7.00%, 9/20/28 - 7/20/29	19,851	20,704
Federal Home Loan Mortgage Corp.,			
	Multiclass Mortgage		
	Participation Ctfs.,		
	Ser. 2586, Cl. WE, 4.00%,		
	12/15/32	812,684	769,597
			66,921,674

U.S. Government Securities--17.7%

U.S. Treasury Bonds:			
	4.50%, 2/15/36	2,060,000 e,i	1,942,840
	4.75%, 2/15/37	1,575,000 i	1,550,884
U.S. Treasury Notes:			
	4.38%, 12/31/07	245,000 j	243,947
	4.50%, 3/31/09	5,995,000 i	5,987,512
	4.50%, 9/30/11	2,345,000 e	2,341,886
	4.63%, 11/15/09	2,180,000 e	2,184,002
	4.63%, 2/15/17	17,875,000 i	17,844,291

		32,095,362
Total Bonds and Notes		
(cost $248,724,996)		**248,237,981**

Options--.2%	Face Amount Covered by Contracts ($)	Value ($)
Call Options--.2%		
3-Month Floor USD Libor-BBA		
Interest Rate, January 2009		
@ 4	9,250,000	8,331
3-Month USD Libor-BBA, Swaption	5,360,000	236,757
		245,088
Put Options--.0%		
3-Month Capped USD Libor-BBA		
Interest Rate, June 2007 @		
5.75	38,000,000	**0**
Total Options		
(cost $289,505)		**245,088**

Short-Term Investments--.8%	Principal Amount ($)	Value ($)
Commerical Paper		
Cox Enterprises,		
5.60%, 8/15/07		
(cost $1,450,000)	1,450,000 c,d	**1,450,000**

Other Investment--4.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $8,343,000)	8,343,000 k	**8,343,000**

Investment of Cash Collateral for Securities Loaned--6.3%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $11,314,306)	11,314,306 k	**11,314,306**

Total Investments (cost $270,121,807)	**149.0%'**	**269,590,375**
Liabilities, Less Cash and Receivables	**(49.0%)**	**(88,629,829)**
Net Assets	**100.0%**	**180,960,546**

a   Non-income producing--security in default.

b   The value of this security has been determined in good faith under the direction of the Board of Trustees.

c   Variable rate security--interest rate subject to periodic change.

d   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2007, these securities amounted to $22,697,445 or 12.5% of net assets.

e   All or a portion of these securities are on loan. At March 31, 2007, the total market value of the portfolio's securities on loan is $10,886,779 and the total market value of the collateral held by the portfolio is $11,314,306.

f   Principal amount stated in U.S. Dollars unless otherwise noted.

 BRL--Brazilian Real

 EUR--Euro

g   Purchased on a forward commitment basis.

h   Notional face amount shown.

i   Purchased on a delayed delivery basis.

j   All or partially held by a broker as collateral for open financial futures positions.

k   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
March 31, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 3/31/2007 ($)
Financial Futures Long				
U.S. Treasury 2 year Notes	73	14,957,015	June 2007	(1,250)
U.S. Treasury 5 year Notes	12	1,269,563	June 2007	(1,125)
Financial Futures Short				
U.S. Treasury 10 year Notes	252	(27,247,500)	June 2007	93,532
U.S. Treasury 30 year Bonds	39	(4,338,750)	June 2007	65,140
				156,297

STATEMENT OF INVESTMENTS
Dreyfus Variable Investment Fund, Small Company Stock Portfolio
March 31, 2007 (Unaudited)

Common Stocks--95.4%	Shares	Value ($)
Consumer Discretionary--16.4%		
American Axle & Manufacturing		
Holdings	7,800	213,330
Charter Communications, Cl. A	88,500 a,b	246,915
Children's Place Retail Stores	8,300 b	462,808
Christopher & Banks	19,400 a	377,718
Coldwater Creek	29,685 b	602,011
DreamWorks Animation SKG, Cl. A	9,200 b	281,336
Life Time Fitness	9,100 a,b	467,831
Live Nation	12,800 b	282,368
New Oriental Education &		
Technology Group, ADR	3,300 b	133,749
NutriSystem	5,700 a,b	298,737
Penn National Gaming	5,900 b	250,278
PEP Boys-Manny Moe & Jack	15,000 a	286,350
Phillips-Van Heusen	3,400	199,920
Smith & Wesson Holding	24,500 a,b	320,705
Sonic Automotive, Cl. A	10,600	302,100
Sotheby's	6,700	298,016
Standard-Pacific	4,100	85,567
Superior Industries International	8,800 a	183,304
TiVo	50,800 a,b	322,580
Tractor Supply	8,900 a,b	458,350
Vail Resorts	5,800 a,b	315,114
		6,389,087
Consumer Staples--3.3%		
Chiquita Brands International	11,400	159,828
Flowers Foods	3,300	99,561
Hain Celestial Group	2,400 b	72,168
Jones Soda	18,500 a,b	374,070
Performance Food Group	5,580 b	172,254
Sanderson Farms	5,700	211,242
United Natural Foods	5,800 b	177,712
		1,266,835
Energy--6.0%		
Cabot Oil & Gas	3,600	242,352
Forest Oil	5,100 b	170,187
Helix Energy Solutions Group	5,040 b	187,942
Input/Output	20,500 a,b	282,490
Lone Star Technologies	3,500 b	231,105
Massey Energy	6,500	155,935
Oceaneering International	9,100 b	383,292
St. Mary Land & Exploration	8,230	301,876
Tetra Technologies	4,300 b	106,253
Unit	3,110 b	157,335
W-H Energy Services	2,200 b	102,828
		2,321,595
Financial--17.2%		
Annaly Capital Management	18,700	289,476
Apollo Investment	16,220 a	347,108
Aspen Insurance Holdings	6,700	175,607
Asta Funding	5,300 a	228,854
Boston Private Financial Holdings	12,600	351,792
Downey Financial	6,500 a	419,510
East West Bancorp	3,700	136,049

Essex Property Trust	1,600	207,168
FelCor Lodging Trust	16,020	416,039
First BanCorp/Puerto Rico	17,610	233,509
First Midwest Bancorp/IL	4,640	170,520
IndyMac Bancorp	8,900	285,245
Innkeepers USA Trust	21,200	345,136
International Securities Exchange		
Holdings, Cl. A	4,600	224,480
Investment Technology Group	3,100 b	121,520
Kilroy Realty	2,200	162,250
National Financial Partners	5,600	262,696
Ohio Casualty	6,000	179,700
Philadelphia Consolidated Holding	8,710 b	383,153
Prosperity Bancshares	10,000	347,400
SVB Financial Group	5,790 b	281,336
UCBH Holdings	8,000	148,960
Umpqua Holdings	11,900 a	318,563
Webster Financial	5,400	259,254
Whitney Holding	3,870	118,345
Zenith National Insurance	6,200	293,074
		6,706,744
Health Care--9.8%		
Alpharma, Cl. A	4,100	98,728
American Medical Systems Holdings	8,900 b	188,413
AMERIGROUP	3,500 b	106,400
AMN Healthcare Services	14,200 b	321,204
Cooper Cos.	3,090	150,236
Five Star Quality Care	26,800 a,b	275,504
Hologic	10,000 b	576,400
IDEXX Laboratories	1,900 b	166,497
Immucor	4,300 b	126,549
Merit Medical Systems	1 b	13
MGI Pharma	8,500 b	190,995
Par Pharmaceutical Cos.	7,300 b	183,376
Pediatrix Medical Group	3,000 b	171,180
Psychiatric Solutions	10,320 b	415,999
Regeneron Pharmaceuticals	3,900 b	84,318
Respironics	4,660 b	195,673
Sirona Dental Systems	7,400	255,004
Spectranetics	4,899 b	52,419
Syneron Medical	9,100 b	246,155
		3,805,063
Industrials--15.8%		
Acuity Brands	2,500	136,100
AGCO	4,890 b	180,783
Armor Holdings	5,860 b	394,554
Baldor Electric	5,000	188,700
Briggs & Stratton	9,200	283,820
Corrections Corp. of America	10,300 b	543,943
DRS Technologies	3,400	177,378
Esterline Technologies	7,800 b	320,346
Gardner Denver	9,500 b	331,075
General Cable	4,100 b	219,063
Genlyte Group	3,200 b	225,760
Hexcel	8,500 a,b	168,725
IDEX	7,500	381,600
Kansas City Southern	5,060 b	180,035
Landstar System	3,770	172,817
Manitowoc	5,200	330,356
Quanta Services	14,580 b	367,708
Shaw Group	2,410 b	75,361

Teledyne Technologies	9,700 b	363,168
URS	6,490 b	276,409
Wabtec	9,400	324,206
Waste Connections	3,800 b	113,772
Watson Wyatt Worldwide, Cl. A	2,700	131,355
Williams Scotsman International	13,100 b	257,546
		6,144,580
Information Technology--17.4%		
ANSYS	4,700 b	238,619
Avocent	7,300 b	196,881
BearingPoint	32,200 a,b	246,652
Benchmark Electronics	4,600 b	95,036
CommScope	5,840 b	250,536
DivX	8,960 a,b	179,558
ECI Telecommunications	30,600 b	250,920
Emageon	9,350 b	102,850
FactSet Research Systems	2,315	145,498
FLIR Systems	4,100 a,b	146,247
Informatica	20,400 b	273,972
Itron	5,000 b	325,200
j2 Global Communications	6,800 b	188,496
JDA Software Group	18,500 b	278,055
L-1 Identity Solutions	10,500 a,b	173,355
Micros Systems	2,170 b	117,158
Microsemi	4,120 b	85,737
Napster	80,900 b	334,926
Net 1 UEPS Technologies	6,600 b	164,208
Powerwave Technologies	31,700 a,b	180,373
Quality Systems	6,400	256,000
Rackable Systems	9,900 b	168,003
S1	42,680 b	256,080
Sapient	40,200 b	275,772
Smith Micro Software	14,300 b	266,409
Sonus Networks	35,600 a,b	287,292
THQ	5,300 b	181,207
Trimble Navigation	7,600 b	203,984
ValueClick	10,400 b	271,752
Varian Semiconductor Equipment Associates	3,365 b	179,624
VASCO Data Security International	15,200 b	271,624
Wright Express	5,920 b	179,554
		6,771,578
Materials--4.1%		
AK Steel Holding	7,300 b	170,747
Carpenter Technology	1,600	193,216
Cleveland-Cliffs	2,420	154,904
H.B. Fuller	7,200	196,344
Nalco Holding	13,400	320,260
RTI International Metals	3,200 b	291,232
Texas Industries	3,500 a	264,355
		1,591,058
Telecommunication Services--2.0%		
Alaska Communications Systems Group	17,240	254,290
SBA Communications, Cl. A	17,200 a,b	508,260
		762,550
Utilities--3.4%		
Energen	5,030	255,977
New Jersey Resources	5,100	255,255
OGE Energy	6,880	266,944
UGI	20,100	536,871

		1,315,047
Total Common Stocks		
(cost $31,964,325)		**37,074,137**

Other Investment--.4%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $171,000)	171,000 c	**171,000**

Investment of Cash Collateral for
Securities Loaned--15.6%

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $6,060,210)	6,060,210 c	**6,060,210**
Total Investments (cost $38,195,535)	**111.4%**	**43,305,347**
Liabilities, Less Cash and Receivables	**(11.4%)**	**(4,423,093)**
Net Assets	**100.0%**	**38,882,254**

ADR - American Depository Receipts

a   All or a portion of these securities are on loan. At March 31, 2007, the total market value of the portfolio's securities on loan
is $5,768,370 and the total market value of the collateral held by the portfolio is $6,060,210.

b   Non-income producing security.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and

STATEMENT OF INVESTMENTS

Dreyfus Variable Investment Fund, Special Value Portfolio

March 31, 2007 (Unaudited)

Common Stocks--99.3%	Shares	Value ($)
Consumer Discretionary--17.7%		
Bally Technologies	14,400 a	339,552
Best Buy	3,700	180,264
Boyd Gaming	4,200	200,088
Career Education	16,100 a	491,050
Discovery Holding, Cl. A	22,400 a	428,512
Gemstar-TV Guide International	54,400 a	227,936
H & R Block	19,800	416,592
IAC/InterActiveCorp	8,600 a	324,306
Liberty Global, Ser. C	14,640 a	448,570
Pearson, ADR	32,600	558,112
Radio One, Cl. D	31,400 a	202,844
Tribune	6,800	218,348
Urban Outfitters	15,000 a	397,650
Viacom, Cl. B	10,087 a	414,676
		4,848,500
Consumer Staples--9.3%		
Cadbury Schweppes	29,900	383,560
ConAgra Foods	16,800	418,488
Kimberly-Clark	4,600	315,054
Kroger	14,700	415,275
Performance Food Group	16,900 a	521,703
Wal-Mart Stores	10,500	492,975
		2,547,055
Energy--9.4%		
Alpha Natural Resources	14,000 a	218,820
Baker Hughes	7,900	522,427
Massey Energy	13,700	328,663
National Oilwell Varco	4,800 a	373,392
Occidental Petroleum	9,100	448,721
Range Resources	9,500	317,300
Schlumberger	5,300	366,230
		2,575,553
Financial--16.0%		
American International Group	10,600	712,532
Axis Capital Holdings	6,500	220,090
Bank of New York	13,400	543,370
Charles Schwab	26,600	486,514
Citigroup	8,000	410,720
Eaton Vance	4,600	163,944
Lazard, Cl. A	4,300	215,774
Nuveen Investments, Cl. A	4,700	222,310
Royal Bank of Scotland Group	13,426	524,087
StanCorp Financial Group	8,700	427,779
State Street	4,300	278,425
Xinhua Finance Media, ADR	14,400 a	157,968

		4,363,513
Health Care--13.2%		
Abbott Laboratories	8,500	474,300
Amgen	3,000 a	167,640
Endo Pharmaceuticals Holdings	12,300 a	361,620
ImClone Systems	5,100 a	207,927
Medicis Pharmaceutical, Cl. A	11,600	357,512
Novartis	4,800	275,199
Omnicare	7,800	310,206
Pfizer	14,100	356,166
St. Jude Medical	9,400 a	353,534
Watson Pharmaceuticals	13,600 a	359,448
Wyeth	7,400	370,222
		3,593,774
Industrial--10.1%		
Actuant, Cl. A	6,300	319,788
Allied Waste Industries	46,900 a	590,471
CSX	7,400	296,370
Dover	9,300	453,933
Honeywell International	8,700	400,722
Navigant Consulting	15,800 a	312,208
Waste Management	11,400	392,274
		2,765,766
Information Technology--13.6%		
BEA Systems	19,500 a	226,005
CACI International, Cl. A	4,000 a	187,440
Check Point Software Technologies	12,400 a	276,272
Corning	14,900 a	338,826
Diebold	10,900	520,039
Fair Isaac	9,700	375,196
Integrated Device Technology	22,200 a	342,324
Manhattan Associates	8,800 a	241,384
Marvell Technology Group	14,600 a	245,426
Microsoft	7,400	206,238
Sony, ADR	4,700	237,303
TIBCO Software	33,900 a	288,828
XM Satellite Radio Holdings, Cl. A	17,600 a	227,392
		3,712,673
Materials--4.9%		
Alcoa	1,700	57,630
E.I. du Pont de Nemours & Co.	9,200	454,756
Huntsman	10,700	204,263
Nalco Holding	13,300	317,870
Temple-Inland	4,900	292,726
		1,327,245
Telecommunication Services--3.1%		
IDT, Cl. B	8,500	96,475
QUALCOMM	10,400 a	443,664
Sprint Nextel	16,100	305,256
		845,395
Utilities--2.0%		
NRG Energy	3,100 a	223,324

Sempra Energy	5,200	317,252
		540,576
Total Common Stocks		
(cost $23,282,936)		**27,120,050**

Other Investment--.2%	**Shares**	**Value ($)**
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $63,000)	63,000 [b]	**63,000**
Total Investments (cost $23,345,936)	**99.5%**	**27,183,050**
Cash and Receivables (Net)	**.5%**	**130,071**
Net Assets	**100.0%**	**27,313,121**

ADR - American Depository Receipts

a Non-income producing security.
b Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.